UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February, 2025

Commission File Number 001-10306

NatWest Group plc

250 Bishopsgate,
London, EC2M 4AA
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Inside this report

Business performance summary
2	2024 performance summary
2	Group Chief Executive's review
6	Performance key metrics and ratios
8	Chief Financial Officer's review
10	Retail Banking
11	Private Banking
12	Commercial & Institutional
13	Central items & other
14	Segment performance

Risk and capital management
19	Capital, liquidity and funding risk
21	Credit risk
21	Main macroeconomic variables
22	ECL post model adjustments
23	Segment analysis - portfolio summary
25	Analysis of ECL provisions

Financial statements and notes
26	Condensed consolidated income statement
27	Condensed consolidated statement of comprehensive income
28	Condensed consolidated balance sheet
29	Condensed consolidated statement of changes in equity
31	Condensed consolidated cash flow statement

Financial statements and notes continued
32	Presentation of condensed consolidated financial statements
32	Tax
33	Litigation and regulatory matters
34	Related party transactions
34	Dividends
34	Post balance sheet events

Additional information
35	Statement of directors' responsibilities
36	Presentation of information
36	Statutory accounts
36	Contacts
36	Forward-looking statements

Appendix
38	Non-IFRS financial measures
44	Performance measures not defined under IFRS

2024 performance summary

Chief Executive, Paul Thwaite, commented:

"NatWest Group delivered a strong performance in 2024 with income excluding notable items of £14.6 billion and a return on tangible equity of 17.5%, exceeding our upgraded guidance. Throughout the year, we made good progress against our strategic priorities by growing all three of our customer businesses, improving productivity and actively managing our capital. This performance is grounded in the support and services we provide to over 19 million customers, whether buying or refinancing their homes, helping them to invest or growing their businesses. Alongside this, we were also pleased to see an accelerated reduction in the government's shareholding.

I am proud of all that our colleagues achieved in 2024, but our focus is firmly on the future. We have positive momentum behind us and a clear ambition to succeed with customers as we continue to build a simpler, more integrated and technology-driven bank that is capable of even greater impact. As we enter a new, forward-looking chapter for NatWest Group, I am optimistic about the opportunities ahead of us to grow our business as a vital and trusted partner to our customers and the UK itself and, in doing so, create further value for our shareholders."

Full year 2024 performance
-    Attributable profit £4.5 billion, with earnings per share of 53.5 pence, up 5.6 pence, or 12%, compared to 2023. Return on tangible equity (RoTE) of 17.5%.

-    TNAV per share increased 37 pence to 329 pence primarily reflecting the attributable profit partially offset by the impact of distributions.

-    A final dividend of 15.5 pence per share is proposed, bringing the total for the year to 21.5 pence, up 26% compared to 2023. Total distributions deducted from capital in the year are £4.0 billion.

-    Common Equity Tier 1 (CET1) ratio of 13.6% was 20 basis points higher than 31 December 2023. Capital generation pre distributions was 243 basis points for the year. RWAs increased by £0.2 billion in the year to £183.2 billion.

-    Total income excluding notable items(1) of £14.6 billion increased by £0.3 billion, or 2.2%, compared with 2023 principally reflecting deposit margin expansion and lending growth. Net interest margin (NIM) of 2.13% was 1 basis point higher than 2023.

-    Other operating expenses were £213 million (2.8%) higher than 2023, or excluding costs in relation to a retail share offering of £24 million and additional bank levies of £102 million, were 1.1% higher.

-    A net impairment charge of £359 million for 2024, or 9 basis points of gross customer loans, with levels of default stable.

-    Net loans to customers excluding central items increased by £12.9 billion, or 3.6%, to £368.5 billion reflecting a £3.2 billion increase in Retail Banking, of which £2.2 billion relates to the Metro Bank mortgage portfolio, and a £10.0 billion increase in Commercial & Institutional.

-    Customer deposits excluding central items increased by £12.2 billion, or 2.9%, during 2024 to £431.3 billion as savings growth was partially offset by lower current account balances within Retail Banking and Private Banking.

-    The liquidity coverage ratio (LCR) of 150%, representing £53.4 billion headroom above 100% minimum requirement, increased by 6 percentage points compared with 2023.

Q4 2024 performance
-   Attributable profit of £1,248 million and a RoTE of 19.0%.

-   Total income excluding notable items of £3,872 million was £100 million, or 2.7%, higher than Q3 2024. NIM increased 1 basis point to 2.19%.

-    Other operating expenses increased by £330 million compared with Q3 2024 principally reflecting the annual Bank Levy and strategic costs including property exits.

-    Net loans to customers excluding central items increased by £4.8 billion in the quarter reflecting growth within Corporate & Institutions and higher Retail Banking mortgage balances.

-    Customer deposits excluding central items increased £3.9 billion in Q4 2024.

-   CET1 ratio reduced by 30 basis points. RWAs increased by £1.7 billion primarily reflecting lending growth.

(1)      Refer to the Non-IFRS financial measures appendix for details of notable items.

Group Chief Executive's review

Overview
NatWest Group delivered a strong financial performance in 2024. Against an uncertain external backdrop, we made good progress on our strategic priorities, grew all three of our customer businesses, and saw an acceleration in the reduction of the UK Government's shareholding.

The progress achieved in 2024 is reflected in our growing ambition for the bank and our future. That ambition is simple: to succeed with customers. Because when they succeed, so do we. As a vital and trusted partner, we are growing with them, improving and scaling the services we offer, and generating real momentum across the bank.

While I am proud of all that we achieved in 2024, our focus is now firmly on the future. Having entered 2025 on a positive trajectory, I'm optimistic about the opportunities ahead of us to build on our performance, grow our business and create further value for our shareholders.

Business performance
When I was permanently appointed as Chief Executive in February 2024, I set out three clear priorities to create value for our shareholders. Firstly, to deliver disciplined growth; secondly, to enable bank-wide simplification; and finally, to focus on active balance sheet and risk management. We made good progress against each of these, and we now have strong conviction they are the right priorities to help us succeed.

Throughout 2024, NatWest Group delivered a strong performance, with income excluding notable items of £14.6 billion, and a return on tangible equity (RoTE) of 17.5%.

Our operating profit before tax was up on 2023, at £6.2 billion. Importantly, we welcomed around 500,000 new customers to NatWest Group, grew each of our three customer businesses and delivered growth on both sides of the balance sheet - with increases in lending and deposits, as well as assets under management.

For our shareholders, we generated attractive returns and distributed £4.0 billion through a combination of dividends and buybacks, with dividends per share increasing by 26%. We have also confirmed that we intend to increase our ordinary dividend payout ratio from c.40% to c.50% from 2025.

Our performance is grounded in the support and services we provide to our customers and the wider UK economy.

Throughout 2024, we helped over 351,000 mortgage customers to buy or refinance their homes. This included helping over 35,000 first-time buyers to get on the housing ladder. At the same time, we helped more than 400,000 customers to save £100 with us for the first time in 2024. For business customers, we grew our lending by £10 billion and welcomed 91,000 new start-ups to NatWest Group, helping more businesses across Britain get started than any other bank.

We also continued to adapt and innovate, launching services to meet our customers' changing needs and improve the services we offer. These included a new proposition which allows high-growth businesses to secure lending against their intellectual property. Elsewhere, putting customers' needs front of mind, we brought to market a travel credit card with 0% foreign transaction fees, and mortgage offers available in as little as 24 hours. Improvements to internal processes have also enabled us to reduce our Foreign Exchange client onboarding times by 83% on average.

We also provided £31.5 billion of climate and sustainable funding and financing in 2024; this took our cumulative total to £93.4 billion towards our target to provide £100 billion between 1 July 2021 and the end of 2025.

To complement the organic growth that we have generated in Retail Banking, we were proactive in making a number of acquisitions that build on our existing areas of strength. Our acquisition of the retail assets and liabilities from Sainsbury's Bank will add around one million Retail Banking customer accounts when it is completed. And, in September 2024, we also acquired £2.3 billion of prime residential mortgages from Metro Bank. Both transactions help accelerate growth at attractive returns, in line with our strategic priorities.

Shaping our future
At the time of my appointment, I said that we should not underestimate the strength of our foundations, or the opportunity we have to deepen our customer relationships. The enterprise-wide strategy we've developed as a leadership team, and agreed as a Board, is anchored in these competitive advantages.

Today, we serve over 19 million customers across our three businesses. We are the UK's biggest bank for business, we have a large and highly digitalised Retail Bank, and, in Coutts, we have an award-winning Private Bank and one of the strongest wealth brands in the country. Importantly, each of these delivers an attractive return on equity and has the potential for further disciplined growth.

Group Chief Executive's review continued

These are businesses that are deeply connected into our local communities across all nations and regions of the UK. Whether it's through our active regional boards, our successful network of Accelerator Hubs, or our international offices supporting UK businesses to trade globally - I've seen time and again the depth of relationships our colleagues have built. This makes them uniquely placed to understand the opportunities and challenges within the cities, towns and communities where our customers live, work, and do business.

The combination of our scale and these deep local connections equips us with the insight and data to better anticipate, understand and respond to customers' changing needs with the right services and expertise. In doing this, we will continue to grow our business and customer base with a focus on returns and improving share in target segments.

In recent years, we have proven our ability to grow our position in attractive segments that provide good returns and present significant opportunities for the future: whether that's building a share in the youth market, making NatWest Group Britain's leading bank for start-ups, or growing our assets under management and administration.

Our strategy also benefits from our clear and focused business model, refined in recent years. Having now completed several structural and strategic changes - for example, optimising the size of NatWest Markets and combining it into our new Corporate & Institutional business segment, and our withdrawal from the Republic of Ireland - we are now able to focus fully on the future and the opportunities that lie ahead.

Succeeding with customers
Our focus today and for the years ahead remains our customers. At a time when customers are facing multiple technological, environmental and social changes, our ambition is to succeed with them and grow as a trusted and vital partner. This means understanding their aspirations and priorities, as well as the challenges they face, and providing the personalised services and expertise they need to achieve their goals: whether it's buying a home, growing a business, or investing for the future. As such, we evolved our purpose to reflect this role we play for our customers, as the bank that turns possibilities into progress.

To deliver on our ambition, we're becoming simpler, more agile, and more technology-driven, and we invested over £1.1 billion in 2024 in developing these capabilities to better serve our customers. We want to build on this, using data and insight to anticipate, understand and respond to customers' changing needs faster and more efficiently. At the same time, we're using technology to give us the ability to serve our customers how, when and where they want, whilst improving our productivity and efficiency.

As Rick Haythornthwaite has referenced in our 2024 Annual Report and Accounts, we took the time as a Board in 2024 to reflect on culture, as well as our strategy. Specifically, how we can work together as a more integrated, future-fit bank that is capable of even greater impact.

The most rewarding part of my role is spending time with our customers and colleagues; we have brilliant and committed people across the bank who are dedicated to serving our customers - whether that's in our fraud teams, in our branches, or through our relationship managers and software engineers. However, the way we work together has become overly complicated and fragmented. There remains huge opportunity if we can free ourselves from this unnecessary complexity and use technology more effectively to create a working environment that drives agility, simplicity and speed - all in service of the customer.

The year ahead
As we enter 2025, we are realistic about the challenges and opportunities ahead. However, there are some reasons for optimism. Inflation in the UK has come down from previous highs, with modest economic growth predicted in the year ahead. While consumer and business confidence dipped in the latter part of 2024, we have seen resilience and good levels of activity amongst our customer base. The new government has a clear intent to deliver growth across all nations and regions of the UK and, importantly, has recognised the role that our bank and the wider sector can play.

We can take confidence from our 2024 performance, and it is validation that our strategy is working. However, there is no room for complacency in today's competitive landscape. We are fully focused on delivery as we shape the future of NatWest Group as a vital and trusted partner to our customers and to the UK, and in doing so, create further value for our shareholders.

2025 is also likely to be the year that NatWest Group returns to full private ownership. The acceleration towards privatisation has attracted investment from those that share our growth ambition and will mark a new, forward-looking chapter for the bank.

Finally, I would like to thank our colleagues for all their hard work throughout 2024. Our strong performance is down to them and the support they provide to our customers every day. Because ultimately, if we succeed with customers, we win together, for our colleagues, our communities and our shareholders.

Outlook(1)

The following statements are based on our current expectations for interest rates and economic conditions. We will monitor and react to market conditions and refine our internal forecasts as the economic position evolves.

In 2025 we expect:

-    to achieve a return on tangible equity in the range of 15-16%.

-    income excluding notable items to be in the range of £15.2-15.7 billion.

-    Group operating costs, excluding litigation and conduct costs, to be around £8.1 billion including £0.1 billion of one-time integration costs.

-    our loan impairment rate to be below 20 basis points.

-    RWAs to be to be in the range of £190-195 billion at the end of 2025, dependent on final CRD IV model outcomes.

In 2027 we expect:

-    to achieve a return on tangible equity for the Group of greater than 15%.

Capital:

-    we continue to target a CET1 ratio in the range of 13-14%.

-    we expect to pay ordinary dividends of around 50% of attributable profit from 2025 and will consider buybacks as appropriate.

(1)  The guidance, targets, expectations, and trends discussed in this section represent NatWest Group plc management's current expectations and are subject to change, including as a result of the factors described in the NatWest Group plc Risk Factors section in the 2024 Annual Report and Accounts and Form 20-F and the Summary Risk Factors in this announcement. These statements constitute forward-looking statements. Refer to Forward-looking statements in this announcement.

Business performance summary

	Year ended			Quarter ended
	31 December	31 December		31 December	30 September		31 December
	2024	2023	Variance	2024	2024	Variance	2023	Variance
Summary consolidated income statement	£m	£m	%	£m	£m	%	£m	%
Net interest income	11,275	11,049	2.0%	2,968	2,899	2.4%	2,638	12.5%
Non-interest income	3,428	3,703	(7.4%)	857	845	1.4%	899	(4.7%)
Total income	14,703	14,752	(0.3%)	3,825	3,744	2.2%	3,537	8.1%
Litigation and conduct costs	(295)	(355)	(16.9%)	(153)	(41)	nm	(113)	35.4%
Other operating expenses	(7,854)	(7,641)	2.8%	(2,114)	(1,784)	18.5%	(2,041)	3.6%
Operating expenses	(8,149)	(7,996)	1.9%	(2,267)	(1,825)	24.2%	(2,154)	5.2%
Profit before impairment losses	6,554	6,756	(3.0%)	1,558	1,919	(18.8%)	1,383	12.7%
Impairment losses	(359)	(578)	(37.9%)	(66)	(245)	(73.1%)	(126)	(47.6%)
Operating profit before tax	6,195	6,178	0.3%	1,492	1,674	(10.9%)	1,257	18.7%
Tax (charge)/credit	(1,465)	(1,434)	2.2%	(233)	(431)	(45.9%)	5	nm
Profit from continuing operations	4,730	4,744	(0.3%)	1,259	1,243	1.3%	1,262	(0.2%)
Profit/(loss) from discontinued operations, net of tax	81	(112)	(172.3%)	69	1	nm	26	165.4%
Profit for the period	4,811	4,632	3.9%	1,328	1,244	6.8%	1,288	3.1%

Performance key metrics and ratios
Notable items within total income (1)	£55m	£413m	nm	(£47m)	(£28m)	nm	£95m	nm
Total income excluding notable items (1)	£14,648m	£14,339m	2.2%	£3,872m	£3,772m	2.7%	£3,442m	12.5%
Net interest margin (1)	2.13%	2.12%	1bps	2.19%	2.18%	1bps	1.99%	20bps
Average interest earning assets (1)	£529bn	£521bn	1.5%	£539bn	£530bn	1.7%	£525bn	2.7%
Cost:income ratio (excl. litigation and conduct) (1)	53.4%	51.8%	1.6%	55.3%	47.6%	7.7%	57.7%	(2.4%)
Loan impairment rate (1)	9bps	15bps	(6bps)	7bps	25bps	(18bps)	13bps	(6bps)
Profit attributable to ordinary shareholders	£4,519m	£4,394m	2.8%	£1,248m	£1,172m	6.5%	£1,229m	1.5%
Total earnings per share attributable to ordinary shareholders - basic	53.5p	47.9p	5.6p	15.3p	14.1p	1.2p	13.9p	1.4p
Return on tangible equity (RoTE) (1)	17.5%	17.8%	(0.3%)	19.0%	18.3%	0.7%	20.1%	(1.1%)
Climate and sustainable funding and financing (2)	£31.5bn	£29.3bn	7.5%	£8.1bn	£7.1bn	14.1%	£8.7bn	(6.9%)

nm = not meaningful.

For the footnotes to this table refer to the following page.

Business performance summary continued

	As at
	31 December	30 September		31 December
	2024	2024	Variance	2023	Variance
Balance sheet	£bn	£bn	%	£bn	%
Total assets	708.0	711.9	(0.5%)	692.7	2.2%
Loans to customers - amortised cost	400.3	386.7	3.5%	381.4	5.0%
Loans to customers excluding central items (1,3)	368.5	363.7	1.3%	355.6	3.6%
Loans to customers and banks - amortised cost and FVOCI	410.2	397.0	3.3%	392.0	4.6%
Total impairment provisions (4)	3.4	3.6	(5.6%)	3.6	(5.6%)
Expected credit loss (ECL) coverage ratio	0.83%	0.89%	(6bps)	0.93%	(10bps)
Assets under management and administration (AUMA) (1)	48.9	46.5	5.2%	40.8	19.9%
Customer deposits	433.5	431.1	0.6%	431.4	0.5%
Customer deposits excluding central items (1,3)	431.3	427.4	0.9%	419.1	2.9%
Liquidity and funding
Liquidity coverage ratio (LCR)	150%	148%	2%	144%	6%
Liquidity portfolio	222	226	(1.8%)	223	(0.4%)
Net stable funding ratio (NSFR)	137%	137%	-	133%	4%
Loan:deposit ratio (excl. repos and reverse repos) (1)	85%	84%	1%	84%	1%
Total wholesale funding	86	89	(3.4%)	80	7.5%
Short-term wholesale funding	33	31	6.5%	28	17.9%
Capital and leverage
Common Equity Tier 1 (CET1) ratio (5)	13.6%	13.9%	(30bps)	13.4%	20bps
Total capital ratio (5)	19.7%	19.7%	-	18.4%	130bps
Pro forma CET1 ratio (excl. foreseeable items) (6)	14.3%	14.4%	(10bps)	14.2%	10bps
Risk-weighted assets (RWAs)	183.2	181.7	0.8%	183.0	0.1%
UK leverage ratio	5.0%	5.0%	-	5.0%	-
Tangible net asset value (TNAV) per ordinary share (1,7)	329p	316p	13p	292p	37p
Number of ordinary shares in issue (millions) (7)	8,043	8,293	(3.0%)	8,792	(8.5%)

(1)
Refer to the Non-IFRS financial measures appendix for details of the basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.
(2)
NatWest Group uses its climate and sustainable funding and financing inclusion (CSFFI) criteria to determine the assets, activities and companies that are eligible to be included within its climate and sustainable funding and financing target. This includes both provision of committed (on and off-balance sheet) funding and financing, including provision of services for underwriting issuances and private placements. Climate and sustainable funding and financing, as defined in our CSFFI criteria, represents only a relatively small proportion of our overall funding and financing.
(3)
Central items includes treasury repo activity and Ulster Bank Republic of Ireland.
(4)
Includes £0.1 billion relating to off-balance sheet exposures (30 September 2024 - £0.1 billion; 31 December 2023 – £0.1 billion).
(5)
Refer to the Capital, liquidity and funding risk section for details of the basis of preparation.
(6)
The pro forma CET1 ratio at 31 December 2024 excludes a foreseeable item of £1,249 million for ordinary dividends (30 September 2024 excludes a foreseeable item of £808 million for ordinary dividends; 31 December 2023 excludes foreseeable items of £1,538 million: £1,013 million for ordinary dividends and £525 million other foreseeable charges).
(7)
The number of ordinary shares in issue excludes own shares held.

Chief Financial Officer's review

We have delivered a strong performance in 2024 with a RoTE of 17.5% and income excluding notable items exceeding our guidance at £14.6 billion. We remain focused on cost discipline and have achieved our cost target to be broadly stable, excluding the impact of increased bank levies and costs in relation to a retail share offering. Levels of default remain stable at low levels.

Net loans to customers excluding central items increased by £12.9 billion, with growth primarily due to an increase in Corporate & Institutions, term loan facilities and the Metro Bank mortgage portfolio and customer deposits excluding central items increased by £12.2 billion. Our robust balance sheet means that we remain in a strong liquidity position with a LCR of 150%, representing £53.4 billion headroom above 100% minimum requirement. CET1 ratio was within our targeted range at 13.6%, with total distributions deducted from capital of £4.0 billion, around 50 pence per share. TNAV per share increased by 37 pence to 329 pence.

Strong 2024 financial performance

-    Total income decreased by 0.3% to £14.7 billion compared with 2023 largely due to foreign exchange recycling gains in 2023. Total income excluding notable items of £14.6 billion was 2.2% higher than the prior year principally reflecting deposit margin expansion, lending growth and strong customer activity in capital markets partially offset by the impact of the deposit balance mix shift from non-interest bearing to interest bearing balances.

-    Full year 2024 NIM of 2.13% was 1 basis point higher than 2023 primarily due to deposit margin expansion and higher deposit balances partially offset with asset margin compression and the impact of the deposit balance mix shift from non-interest bearing to interest bearing balances. Q4 2024 NIM of 2.19%, was 1 basis point up in the quarter primarily reflecting deposit margin expansion partially offset by asset margin compression.

-    Total operating expenses were £153 million higher than 2023. Other operating expenses were £213 million (2.8%) higher, or excluding a £102 million increase in bank levies and £24 million of costs in relation to a retail share offering, were 1.1% higher and in line with our guidance. The increase was principally driven by higher staff costs due to inflation and severance costs partially offset by savings from the ongoing simplification of our business and lower costs in relation to our withdrawal from the Republic of Ireland. In the quarter, a £330 million increase, compared with Q3 2024, largely reflects the annual Bank Levy and strategic costs including property exits. We created additional capacity from an acceleration of bank-wide simplification initiatives to fund the additional redundancy and property exit costs, as well as supporting further savings into 2025.

-    FTE(1) reduced by 3% to c.59,200 in the year principally reflecting the transformation of our Retail Banking business and our withdrawal from the Republic of Ireland.

-    A net impairment charge of £359 million, or 9 basis points of gross customer loans, with stable levels of default across the portfolio. Compared with 2023, our ECL provision decreased by £0.2 billion to £3.4 billion and our ECL coverage ratio has decreased from 0.93% to 0.83%. We retain post model adjustments of £0.3 billion related to economic uncertainty, or 8.7% of total impairment provisions. Whilst we are comfortable with the strong credit performance of our book, we continue to assess this position regularly.

As a result, we are pleased to report an attributable profit for 2024 of £4.5 billion, with earnings per share of 53.5 pence and a RoTE of 17.5%, the profit for the year includes a deferred tax asset benefit of £232 million, before UK Group and loss relief adjustments which are partially offset by the current tax charge.

Robust balance sheet with strong capital and liquidity levels

-    Net loans to customers excluding central items increased by £12.9 billion in the year largely reflecting £10.0 billion of growth in Commercial & Institutional due to an increase in term loan facilities and growth in Corporate & Institutions, net of £2.0 billion of UK Government scheme repayments; and a £3.2 billion increase in Retail Banking, including £2.2 billion in respect of the Metro Bank mortgage portfolio acquisition. In the quarter, net loans to customers excluding central items increased by £4.8 billion reflecting growth within Corporate & Institutions and higher Retail Banking mortgage balances.

-    Up to 31 December 2024 we have provided £93.4 billion against our target to provide £100 billion climate and sustainable funding and financing between 1 July 2021 and the end of 2025. As part of this we aim to provide at least £10 billion in lending for EPC A- and B-rated residential properties between 1 January 2023 and the end of 2025. During 2024 we provided £31.5 billion climate and sustainable funding and financing, which included £3.5 billion in lending for EPC A- and B-rated residential properties.

-    Customer deposits excluding central items increased by £12.2 billion during 2024 to £431.3 billion principally reflecting £6.8 billion growth in Retail Banking, as an increase in savings was partly offset by a reduction in current account balances and a £4.7 billion increase in Private Banking, due to savings balances partially offset by a reduction in current account and term balances. Commercial & Institutional balances increased £0.7 billion over the year primarily reflecting growth within Commercial Mid-market partially offset by a reduction in Corporate & Institutions. Customer deposits excluding central items increased £3.9 billion in Q4 2024 as growth in savings balances in Retail and Private Banking were partially offset by lower deposit balances in Corporate & Institutions. Term balances have remained broadly stable throughout 2024 and compared to the end of 2023 at 16% of the book.

(1)      Full Time Equivalent is permanent and fixed-term contract resource directly employed by NatWest Group; excludes Managed Service Workers and other contractors. Each full-time employee is one FTE, with part-time employees recorded based on hours worked.

Chief Financial Officer's review continued

-    The LCR of 150%, representing £53.4 billion headroom above 100% minimum requirement, increased by 6 percentage points during the year, primarily driven by increased customer deposits and issuance partially offset by increased lending (incl. Metro Bank mortgage portfolio acquisition) and capital distributions (share buyback and dividends). Our primary liquidity increased by £13.0 billion to £161.0 billion with £88.6 billion, or 55%, being cash and balances at central banks. Total wholesale funding increased by £6.0 billion in the year to £85.6 billion.

-    TNAV per share increased by 37 pence in the year to 329 pence primarily reflecting the attributable profit for the period partially offset by the impact of distributions.

Strong returns driving strong capital generation

-    The CET1 ratio of 13.6% was 20 basis points higher than 2023 principally reflecting the attributable profit, c.240 basis points partially offset by distributions deducted from capital of c.220 basis points. The 30 basis points reduction in the quarter was primarily due to the directed buy-back, c.55 basis points, ordinary dividend accrual, c.25 basis points and the increase in RWAs, c.10 basis points, partially offset by the attributable profit, c.50 basis points.

-    RWAs increased by £0.2 billion during 2024 to £183.2 billion principally reflecting lending growth, the annual update to operational risk and £0.9 billion in relation to the Metro Bank mortgage portfolio partially offset by RWA management reduction of £6.8 billion. In Q4 2024, RWAs increased by £1.5 billion primarily reflecting lending growth.

Business performance summary

Retail Banking

	Year ended		Quarter ended or as at
	31 December	31 December	31 December	30 September	31 December
	2024	2023	2024	2024	2023
	£m	£m	£m	£m	£m
Total income	5,650	5,931	1,501	1,459	1,369
Operating expenses	(2,937)	(2,828)	(808)	(659)	(681)
of which: Other operating expenses	(2,827)	(2,711)	(714)	(656)	(647)
Impairment losses	(282)	(465)	(16)	(144)	(103)
Operating profit	2,431	2,638	677	656	585
Return on equity (1)	19.9%	23.8%	21.4%	21.4%	20.2%
Net interest margin (1)	2.36%	2.47%	2.47%	2.43%	2.23%
Cost:income ratio (excl. litigation
and conduct) (1)	50.0%	45.7%	47.6%	45.0%	47.3%
Loan impairment rate (1)	13bps	22bps	3bps	28bps	20bps

			£bn	£bn	£bn
Net loans to customers
(amortised cost)			208.4	207.4	205.2
Customer deposits			194.8	192.0	188.0
RWAs			65.5	64.8	61.6

(1)      Refer to the Non-IFRS financial measures appendix for details of the basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.

During 2024, Retail Banking delivered a return on equity of 19.9% and an operating profit of £2.4 billion, with positive income and net interest margin momentum from the benefit of higher product structural hedge margins, partly offset by the impact of interest rate cuts during 2024. We supported customers with unsecured lending growth of £1.1 billion, or 7.9%, driven by our credit card proposition, and increased mortgage lending of £1.9 billion, or 1.0%, reflecting the acquisition of the Metro Bank mortgage portfolio and positive underlying growth in the second half of the year reflecting improved market conditions and increased demand.

Retail Banking provided £3.3 billion of climate and sustainable funding and financing in 2024 from lending on properties with an EPC rating of A or B.

Full year 2024 performance
-    Total income was £281 million, or 4.7%, lower compared with 2023 reflecting asset margin compression, the impact of the deposit balance mix shift from non-interest bearing to interest bearing balances, partly offset by the benefit of higher product structural hedge margins.

-    Net interest margin was 11 basis points lower than 2023 largely reflecting the factors noted above.

-    Non-interest income of £417 million was £18 million, or 4.1%, lower than 2023 reflecting the impact of supplier inflation, partially offset by re-pricing activity.

-    Other operating expenses were £116 million, or 4.3%, higher than 2023 due to the  Bank of England Levy, higher severance and other non-staff costs, partially offset by a 9.8% reduction in headcount.

-    An impairment charge of £282 million, compared with a £465 million charge in 2023, largely reflecting good book benefits, including post model adjustment releases, model updates and the impact of IFRS 9 multiple economic scenarios (MES) updates.

-    Net loans to customers increased by £3.2 billion, or 1.6%, in 2024 driven by £1.9 billion higher mortgage balances including the £2.2 billion Metro Bank mortgage portfolio. Cards balances increased by £1.1 billion, or 18.6%, in 2024 and personal advances were in line with 2023.

-    Customer deposits increased by £6.8 billion, or 3.6%, in 2024 reflecting growth in savings partly offset by a reduction in current account balances.

-    RWAs increased by £3.9 billion, or 6.3%, in 2024 primarily due to book movements including the impact of the Metro Bank mortgage portfolio acquisition.

Q4 2024 performance
-    Total income was £42 million, or 2.9%, higher than Q3 2024 due to the benefit of higher product structural hedge margins and deposit balance growth, partly offset by the impact of interest rate reductions on deposit income.

-    Net interest margin was 4 basis points higher than Q3 2024 largely reflecting the benefit of higher product structural hedge margin, partly offset by the impact of interest rate cuts and asset margin compression.

-    Other operating expenses were £58 million, or 8.8%, higher than Q3 2024 reflecting the inclusion of the annual Bank Levy, higher severance costs and higher property exit costs.

-    An impairment charge of £16 million, compared with a £144 million charge in Q3 2024, largely reflecting good book releases as a result of model updates and the Q4 2024 IFRS 9 MES update.

-    Net loans to customers increased by £1.0 billion, or 0.5%, driven by £0.7 billion higher mortgage balances. Cards balances increased by £0.1 billion and personal advances increased by £0.1 billion in Q4 2024.

-    Customer deposits increased by £2.8 billion, or 1.5%, in Q4 2024 driven by growth in instant access savings and current account balances.

-    RWAs increased by £0.7 billion, or 1.1%, in Q4 2024 primarily due to book movements and model updates.

Business performance summary continued

Private Banking

	Year ended		Quarter ended or as at
	31 December	31 December	31 December	30 September	31 December
	2024	2023	2024	2024	2023
	£m	£m	£m	£m	£m
Total income	969	990	272	253	209
Operating expenses	(716)	(685)	(194)	(166)	(206)
of which: Other operating expenses	(713)	(676)	(192)	(166)	(208)
Impairment releases/(losses)	11	(14)	(3)	3	(5)
Operating profit/(loss)	264	291	75	90	(2)
Return on equity (1)	14.2%	14.8%	16.3%	19.7%	(1.8%)
Net interest margin (1)	2.40%	2.62%	2.72%	2.50%	2.07%
Cost:income ratio (excl. litigation
and conduct) (1)	73.6%	68.3%	70.6%	65.6%	99.5%
Loan impairment rate (1)	(6)bps	8bps	7bps	(7)bps	11bps
AUMA net flows (£bn) (1)	3.2	1.9	1.0	0.9	0.4

			£bn	£bn	£bn
Net loans to customers
(amortised cost)			18.2	18.2	18.5
Customer deposits			42.4	39.7	37.7
RWAs			11.0	11.0	11.2
Assets under management (AUMs) (1)			37.0	35.7	31.7
Assets under administration (AUAs)			11.9	10.8	9.1
Total assets under management
and administration (AUMA) (1)			48.9	46.5	40.8

(1)      Refer to the Non-IFRS financial measures appendix for details of basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.

In 2024, Private Banking delivered an operating profit of £264 million and return on equity of 14.2%. We have continued to see strong customer engagement across our propositions, and this has resulted in an increase in AUMA balances of 19.9% in 2024 and strong deposit growth of 12.5%.

Private Banking provided £0.4 billion of climate and sustainable funding and financing in 2024, principally in relation to mortgages on residential properties with an EPC rating of A or B and wholesale transactions.

Full year 2024 performance
-    Total income was £21 million, or 2.1%, lower than 2023 primarily reflecting the impact of deposit balance mix shift from non-interest bearing to interest bearing balances, which has been partly offset by income from higher deposit balances, deposit margin expansion and an increase in investment fee income from higher AUMA balances.

-    Net interest margin was 22 basis points lower than 2023 largely reflecting the impact of deposit balance mix shift from non-interest bearing to interest bearing balances, partly offset by higher deposit balances and deposit margin expansion.

-    Non-interest income of £324 million was £44 million, or 15.7%, higher than 2023 principally due to AUMA income growth of 12.7% from £237 million to £267 million which reflects higher AUMA balances.

-    Other operating expenses were £37 million, or 5.5%, higher than 2023 primarily reflecting the Bank of England Levy, higher severance costs and higher investment spend.

-    An impairment release of £11 million, compared with an £14 million charge in 2023, reflects higher good book releases, including benefits from post model adjustments, with Stage 3 charges remaining at low levels.

-    Net loans to customers reduced £0.3 billion, or 1.6%, in 2024 largely driven by higher mortgage repayments offsetting gross new lending, and lower personal lending.

-    Customer deposits increased by £4.7 billion, or 12.5%, in 2024 reflecting growth in instant access savings, including transitory inflows in Q4 2024, partly offset by a reduction in current account and term balances.

-    AUMA of £48.9 billion increased by £8.1 billion in 2024 reflecting AUM net flows of £2.2 billion driven by strong client engagement, £0.6 billion AUA net flows, £0.4 billion Cushon net flows, and £4.8 billion of positive market movements.

Q4 2024 performance
-    Total income was £19 million, or 7.5%, higher than Q3 2024 primarily reflecting a £13 million one-off effective interest rate adjustment following a review of customer mortgage repayment behaviour, as well as deposit margin expansion, higher deposit balances and higher AUMA balances, partly offset by the impact of interest rate reductions on deposit income.

-    Net interest margin was 22 basis points higher than Q3 2024 largely reflecting deposit margin expansion and higher deposit balances, partly offset by the impact of interest rate reductions on deposit income.

-    Other operating expenses were £26 million, or 15.7%, higher than Q3 2024 primarily due to the annual Bank Levy and higher investment spend.

-    An impairment charge of £3 million, compared with a £3 million release in Q3 2024, largely reflecting a reduction in good book releases, with Stage 3 charges remaining at low levels.

-    Net loans to customers remained broadly stable compared with Q3 2024 with mortgage gross new lending offset by redemptions.

-    Customer deposits increased by £2.7 billion, or 6.8%, in Q4 2024 primarily reflecting growth in instant access savings, partly due to transitory inflows.

-    AUMA increased £2.4 billion in Q4 2024 driven by AUM net flows of £0.4 billion reflecting strong client engagement, £0.5 billion AUA net flows, £0.1 billion Cushon net flows, and £1.4 billion of positive market movements.

Business performance summary continued

Commercial & Institutional

	Year ended		Quarter ended or as at
	31 December	31 December	31 December	30 September	31 December
	2024	2023	2024	2024	2023
	£m	£m	£m	£m	£m
Net interest income	5,339	5,044	1,404	1,392	1,269
Non-interest income	2,618	2,377	682	679	563
Total income	7,957	7,421	2,086	2,071	1,832

Operating expenses	(4,274)	(4,091)	(1,179)	(945)	(1,092)
of which: Other operating expenses	(4,118)	(3,867)	(1,134)	(911)	(1,014)
Impairment loss	(98)	(94)	(46)	(109)	(15)
Operating profit	3,585	3,236	861	1,017	725
Return on equity (1)	17.2%	15.4%	16.6%	19.9%	13.5%
Net interest margin (1)	2.16%	2.06%	2.21%	2.24%	2.05%
Cost:income ratio (excl. litigation
and conduct) (1)	51.8%	52.1%	54.4%	44.0%	55.3%
Loan impairment rate (1)	7bps	7bps	13bps	31bps	4bps

			£bn	£bn	£bn
Net loans to customers
(amortised cost)			141.9	138.1	131.9
Customer deposits			194.1	195.7	193.4
Funded assets (1)			321.6	331.1	306.9
RWAs			104.7	104.0	107.4

(1)      Refer to the Non-IFRS financial measures appendix for details of the basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.

During 2024, Commercial & Institutional continued to support customers with an increase in lending of 7.6% and delivered a strong performance in income and operating profit supporting a return on equity of 17.2%, an increase from 15.4% in 2023. We continued to see good client demand for lending and net interest margin expansion supporting overall improved profitability.

Commercial & Institutional provided £27.8 billion of climate and sustainable funding and financing in 2024 to support customers investing in the transition to net zero.

Full year 2024 performance
-    Total income was £536 million, or 7.2%, higher than 2023 principally reflecting deposit margin expansion, customer lending growth and strong customer activity in capital markets underwriting and markets trading income.

-    Net interest margin was 10 basis points higher than 2023 largely reflecting deposit margin expansion.

-    Non-interest income was £241 million, or 10.1%, higher than 2023 principally driven by strong customer activity in markets trading and capital markets underwriting income, higher lending and financing fees in relation to volume growth and higher payment services fees.

-    Other operating expenses were £251 million, or 6.5%, higher than 2023 reflecting the impact of inflationary increases in staff costs, continued investment in the business, introduction of the new Bank of England Levy and an increase in severance costs.

-    An impairment charge of £98 million in 2024, compared with a £94 million charge in 2023, reflecting higher Stage 3 charges due to a small number of large counterparties, partially offset by larger good book releases, including post model adjustments.

-    Net loans to customers increased by £10.0 billion, or 7.6%, in 2024 principally due to growth within Corporate & Institutions and an increase in term loan facilities within Commercial Mid-market, partly offset by UK Government scheme repayments of £2.0 billion.

-    Customer deposits increased by £0.7 billion, or 0.4%, in 2024 reflecting growth within Commercial Mid-market, partially offset by a reduction in Corporate & Institutions.

-    RWAs decreased by £2.7 billion, or 2.5%, compared with 2023 primarily due to continued RWA management activity of £5.7 billion and risk parameter improvements, partly offset by increased operational risk and lending growth.

Q4 2024 performance
-    Total income was £15 million, or 0.7%, higher than Q3 2024 principally reflecting strong customer lending growth and higher product structural hedge margins, partly offset by seasonal slow down from capital markets underwriting income and the impact of interest rate reductions on deposit income.

-    Net interest margin was 3 basis points lower than Q3 2024 as higher product structural hedge margin, was more than offset by asset margin compression in Corporate & Institutions and the impact of interest rate cuts.

-    Other operating expenses were £223 million, or 24.5%, higher than Q3 2024 primarily reflecting the inclusion of the annual Bank Levy, non-repeat of the VAT recovery benefit in Q3 2024 and increased severance costs.

-    An impairment charge of £46 million in Q4 2024 compared with a £109 million charge in Q3 2024 reflecting lower Stage 3 charges in Q4 2024.

-    Net loans to customers increased by £3.8 billion, or 2.8%, in Q4 2024 principally due to growth within Corporate & Institutions and Commercial Mid-market, partly offset by UK Government scheme repayments of £0.5 billion.

-    Customer deposits decreased by £1.6 billion, or 0.8%, in Q4 2024 largely reflecting lower deposit balances in Corporate & Institutions with continued growth in Commercial Mid-market.

-    RWAs increased by £0.7 billion, or 0.7%, compared with Q3 2024 primarily due to lending growth and adverse foreign exchange impacts from foreign currency exposures which reverses benefits seen in Q3 2024, partially offset by continued RWA management activity and lower market risk and counterparty credit risk.

Business performance summary continued

Central items & other

	Year ended		Quarter ended or as at
	31 December	31 December	31 December	30 September	31 December
	2024	2023	2024	2024	2023
	£m	£m	£m	£m	£m
Continuing operations
Total income	127	410	(34)	(39)	127
Operating expenses	(222)	(392)	(86)	(55)	(175)
of which: Other operating expenses	(196)	(387)	(74)	(51)	(172)
of which: Ulster Bank RoI
direct expenses	(83)	(275)	(14)	(14)	(69)
Impairment releases/(losses)	10	(5)	(1)	5	(3)
Operating (loss)/profit	(85)	13	(121)	(89)	(51)

			£bn	£bn	£bn
Net loans to customers
(amortised cost)			31.8	23.0	25.8
Customer deposits			2.2	3.7	12.3
RWAs			2.0	1.9	2.8

Full year 2024 performance
-    Total income was £283 million lower than 2023 primarily reflecting notable items including foreign exchange recycling gains in 2023 partially offset with higher gains on interest and foreign exchange risk management derivatives not in hedge accounting relationships, higher business growth fund gains, lower losses on liquidity asset bond sales and losses associated with property lease terminations in 2023.

-    Other operating expenses were £191 million, or 49.4%, lower than 2023 principally reflecting the reduction in cost due to our withdrawal of operations from the Republic of Ireland.

-    Net loans to customers increased by £6.0 billion, or 23.3%, driven by reverse repo activity in Treasury.

-    Customer deposits of £2.2 billion decreased by £10.1 billion in 2024 reflecting repo activity in Treasury.

Q4 2024 performance
-    Total income was £5 million higher than Q3 2024 primarily reflecting notable items including lower foreign exchange recycling losses, higher gains on interest and foreign exchange risk management derivatives not in hedge accounting relationships partially offset with lower business growth fund gains.

-    Net loans to customers increased by £8.8 billion, or 38.3%, in Q4 2024 primarily reflecting reverse repo activity in Treasury.

-    Customer deposits decreased by £1.5 billion in Q4 2024 driven by repo activity in Treasury.

Segment performance

	Year ended 31 December 2024
	Retail	Private	Commercial &	Central items	Total NatWest
	Banking	Banking	Institutional	& other	Group
	£m	£m	£m	£m	£m
Continuing operations
Income statement
Net interest income	5,233	645	5,339	58	11,275
Own credit adjustments	-	-	(9)	-	(9)
Other non-interest income	417	324	2,627	69	3,437
Total income	5,650	969	7,957	127	14,703
Direct expenses	(777)	(255)	(1,537)	(5,285)	(7,854)
Indirect expenses	(2,050)	(458)	(2,581)	5,089	-
Other operating expenses	(2,827)	(713)	(4,118)	(196)	(7,854)
Litigation and conduct costs	(110)	(3)	(156)	(26)	(295)
Operating expenses	(2,937)	(716)	(4,274)	(222)	(8,149)
Operating profit/(loss) before impairment losses/releases	2,713	253	3,683	(95)	6,554
Impairment (losses)/releases	(282)	11	(98)	10	(359)
Operating profit/(loss)	2,431	264	3,585	(85)	6,195

Income excluding notable items (1)	5,650	969	7,966	63	14,648

Additional information
Return on tangible equity (1)	na	na	na	na	17.5%
Return on equity (1)	19.9%	14.2%	17.2%	nm	na
Cost:income ratio (excl. litigation and conduct) (1)	50.0%	73.6%	51.8%	nm	53.4%
Total assets (£bn)	232.8	28.6	398.7	47.9	708.0
Funded assets (£bn) (1)	232.8	28.6	321.6	46.6	629.6
Net loans to customers - amortised cost (£bn)	208.4	18.2	141.9	31.8	400.3
Loan impairment rate (1)	13bps	(6)bps	7bps	nm	9bps
Impairment provisions (£bn)	(1.8)	(0.1)	(1.5)	-	(3.4)
Impairment provisions - Stage 3 (£bn)	(1.1)	-	(0.9)	-	(2.0)
Customer deposits (£bn)	194.8	42.4	194.1	2.2	433.5
Risk-weighted assets (RWAs) (£bn)	65.5	11.0	104.7	2.0	183.2
RWA equivalent (RWAe) (£bn)	66.5	11.0	105.9	2.5	185.9
Employee numbers (FTEs - thousands)	12.0	2.1	12.8	32.3	59.2
Third party customer asset rate (1)	4.02%	5.05%	6.64%	nm	nm
Third party customer funding rate (1)	(2.05%)	(3.13%)	(1.90%)	nm	nm
Average interest earning assets (£bn) (1)	222.0	26.9	246.8	na	529.3
Net interest margin (1)	2.36%	2.40%	2.16%	na	2.13%

nm = not meaningful, na = not applicable.

(1)      Refer to the Non-IFRS financial measures appendix for details of the basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.

Segment performance continued

	Year ended 31 December 2023
	Retail	Private	Commercial &	Central items	Total NatWest
	Banking	Banking	Institutional	& other	Group
	£m	£m	£m	£m	£m
Continuing operations
Income statement
Net interest income	5,496	710	5,044	(201)	11,049
Own credit adjustments	-	-	(2)	-	(2)
Other non-interest income	435	280	2,379	611	3,705
Total income	5,931	990	7,421	410	14,752
Direct expenses	(815)	(255)	(1,510)	(5,061)	(7,641)
Indirect expenses	(1,896)	(421)	(2,357)	4,674	-
Other operating expenses	(2,711)	(676)	(3,867)	(387)	(7,641)
Litigation and conduct costs	(117)	(9)	(224)	(5)	(355)
Operating expenses	(2,828)	(685)	(4,091)	(392)	(7,996)
Operating profit before impairment losses	3,103	305	3,330	18	6,756
Impairment losses	(465)	(14)	(94)	(5)	(578)
Operating profit	2,638	291	3,236	13	6,178

Income excluding notable items (1)	5,931	990	7,420	(2)	14,339

Additional information
Return on tangible equity (1)	na	na	na	na	17.8%
Return on equity (1)	23.8%	14.8%	15.4%	nm	na
Cost:income ratio (excl. litigation and conduct) (1)	45.7%	68.3%	52.1%	nm	51.8%
Total assets (£bn)	228.7	26.9	385.0	52.1	692.7
Funded assets (£bn) (1)	228.7	26.9	306.9	51.3	613.8
Net loans to customers - amortised cost (£bn)	205.2	18.5	131.9	25.8	381.4
Loan impairment rate (1)	22bps	8bps	7bps	nm	15bps
Impairment provisions (£bn)	(1.9)	(0.1)	(1.5)	(0.1)	(3.6)
Impairment provisions - Stage 3 (£bn)	(1.1)	-	(0.9)	-	(2.0)
Customer deposits (£bn)	188.0	37.7	193.4	12.3	431.4
Risk-weighted assets (RWAs) (£bn)	61.6	11.2	107.4	2.8	183.0
RWA equivalent (RWAe) (£bn)	61.6	11.2	108.6	3.6	185.0
Employee numbers (FTEs - thousands)	13.3	2.3	12.5	33.1	61.2
Third party customer asset rate (1)	3.23%	4.54%	6.15%	nm	nm
Third party customer funding rate (1)	(1.42%)	(2.17%)	(1.40%)	nm	nm
Average interest earning assets (£bn) (1)	222.2	27.1	244.4	na	520.6
Net interest margin (1)	2.47%	2.62%	2.06%	na	2.12%

nm = not meaningful, na = not applicable.

(1)      Refer to the Non-IFRS financial measures appendix for details of the basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.

Segment performance continued

	Quarter ended 31 December 2024
	Retail	Private	Commercial &	Central items	Total NatWest
	Banking	Banking	Institutional	& other	Group
	£m	£m	£m	£m	£m
Continuing operations
Income statement
Net interest income	1,408	190	1,404	(34)	2,968
Own credit adjustments	-	-	(4)	-	(4)
Other non-interest income	93	82	686	-	861
Total income	1,501	272	2,086	(34)	3,825
Direct expenses	(191)	(65)	(417)	(1,441)	(2,114)
Indirect expenses	(523)	(127)	(717)	1,367	-
Other operating expenses	(714)	(192)	(1,134)	(74)	(2,114)
Litigation and conduct costs	(94)	(2)	(45)	(12)	(153)
Operating expenses	(808)	(194)	(1,179)	(86)	(2,267)
Operating profit/(loss) before impairment losses	693	78	907	(120)	1,558
Impairment losses	(16)	(3)	(46)	(1)	(66)
Operating profit/(loss)	677	75	861	(121)	1,492

Income excluding notable items (1)	1,501	272	2,090	9	3,872

Additional information
Return on tangible equity (1)	na	na	na	na	19.0%
Return on equity (1)	21.4%	16.3%	16.6%	nm	na
Cost:income ratio (excl. litigation and conduct) (1)	47.6%	70.6%	54.4%	nm	55.3%
Total assets (£bn)	232.8	28.6	398.7	47.9	708.0
Funded assets (£bn) (1)	232.8	28.6	321.6	46.6	629.6
Net loans to customers - amortised cost (£bn)	208.4	18.2	141.9	31.8	400.3
Loan impairment rate (1)	3bps	7bps	13bps	nm	7bps
Impairment provisions (£bn)	(1.8)	(0.1)	(1.5)	-	(3.4)
Impairment provisions - Stage 3 (£bn)	(1.1)	-	(0.9)	-	(2.0)
Customer deposits (£bn)	194.8	42.4	194.1	2.2	433.5
Risk-weighted assets (RWAs) (£bn)	65.5	11.0	104.7	2.0	183.2
RWA equivalent (RWAe) (£bn)	66.5	11.0	105.9	2.5	185.9
Employee numbers (FTEs - thousands)	12.0	2.1	12.8	32.3	59.2
Third party customer asset rate (1)	4.21%	5.22%	6.36%	nm	nm
Third party customer funding rate (1)	(1.97%)	(3.06%)	(1.83%)	nm	nm
Average interest earning assets (£bn) (1)	226.3	27.8	252.2	na	538.8
Net interest margin (1)	2.47%	2.72%	2.21%	na	2.19%

nm = not meaningful, na = not applicable.

(1)      Refer to the Non-IFRS financial measures appendix for details of the basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.

Segment performance continued

	Quarter ended 30 September 2024
	Retail	Private	Commercial &	Central items	Total NatWest
	Banking	Banking	Institutional	& other	Group
	£m	£m	£m	£m	£m
Continuing operations
Income statement
Net interest income	1,350	170	1,392	(13)	2,899
Own credit adjustments	-	-	2	-	2
Other non-interest income	109	83	677	(26)	843
Total income	1,459	253	2,071	(39)	3,744
Direct expenses	(205)	(64)	(356)	(1,159)	(1,784)
Indirect expenses	(451)	(102)	(555)	1,108	-
Other operating expenses	(656)	(166)	(911)	(51)	(1,784)
Litigation and conduct costs	(3)	-	(34)	(4)	(41)
Operating expenses	(659)	(166)	(945)	(55)	(1,825)
Operating profit/(loss) before impairment losses/releases	800	87	1,126	(94)	1,919
Impairment (losses)/releases	(144)	3	(109)	5	(245)
Operating profit/(loss)	656	90	1,017	(89)	1,674

Income excluding notable items (1)	1,459	253	2,069	(9)	3,772

Additional information
Return on tangible equity (1)	na	na	na	na	18.3%
Return on equity (1)	21.4%	19.7%	19.9%	nm	na
Cost:income ratio (excl. litigation and conduct) (1)	45.0%	65.6%	44.0%	nm	47.6%
Total assets (£bn)	231.1	27.3	398.7	54.8	711.9
Funded assets (£bn) (1)	231.1	27.3	331.1	53.7	643.2
Net loans to customers - amortised cost (£bn)	207.4	18.2	138.1	23.0	386.7
Loan impairment rate (1)	28bps	(7)bps	31bps	nm	25bps
Impairment provisions (£bn)	(1.9)	(0.1)	(1.6)	-	(3.6)
Impairment provisions - Stage 3 (£bn)	(1.1)	-	(1.0)	-	(2.1)
Customer deposits (£bn)	192.0	39.7	195.7	3.7	431.1
Risk-weighted assets (RWAs) (£bn)	64.8	11.0	104.0	1.9	181.7
RWA equivalent (RWAe) (£bn)	65.3	11.0	105.3	2.4	184.0
Employee numbers (FTEs - thousands)	12.2	2.2	12.8	32.5	59.7
Third party customer asset rate (1)	4.09%	5.01%	6.67%	nm	nm
Third party customer funding rate (1)	(2.10%)	(3.16%)	(1.91%)	nm	nm
Average interest earning assets (£bn) (1)	221.4	27.0	246.8	na	529.8
Net interest margin (1)	2.43%	2.50%	2.24%	na	2.18%

nm = not meaningful, na = not applicable.

(1)      Refer to the Non-IFRS financial measures appendix for details of the basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.

Segment performance continued

	Quarter ended 31 December 2023
	Retail	Private	Commercial &	Central items	Total NatWest
	Banking	Banking	Institutional	& other	Group
	£m	£m	£m	£m	£m
Continuing operations
Income statement
Net interest income	1,254	138	1,269	(23)	2,638
Own credit adjustments	-	-	(5)	-	(5)
Other non-interest income	115	71	568	150	904
Total income	1,369	209	1,832	127	3,537
Direct expenses	(211)	(74)	(392)	(1,364)	(2,041)
Indirect expenses	(436)	(134)	(622)	1,192	-
Other operating expenses	(647)	(208)	(1,014)	(172)	(2,041)
Litigation and conduct costs	(34)	2	(78)	(3)	(113)
Operating expenses	(681)	(206)	(1,092)	(175)	(2,154)
Operating profit/(loss) before impairment losses	688	3	740	(48)	1,383
Impairment losses	(103)	(5)	(15)	(3)	(126)
Operating profit/(loss)	585	(2)	725	(51)	1,257

Income excluding notable items (1)	1,369	209	1,834	30	3,442

Additional information
Return on tangible equity (1)	na	na	na	na	20.1%
Return on equity (1)	20.2%	(1.8%)	13.5%	nm	na
Cost:income ratio (excl. litigation and conduct) (1)	47.3%	99.5%	55.3%	nm	57.7%
Total assets (£bn)	228.7	26.9	385.0	52.1	692.7
Funded assets (£bn) (1)	228.7	26.9	306.9	51.3	613.8
Net loans to customers - amortised cost (£bn)	205.2	18.5	131.9	25.8	381.4
Loan impairment rate (1)	20bps	11bps	4bps	nm	13bps
Impairment provisions (£bn)	(1.9)	(0.1)	(1.5)	(0.1)	(3.6)
Impairment provisions - Stage 3 (£bn)	(1.1)	-	(0.9)	-	(2.0)
Customer deposits (£bn)	188.0	37.7	193.4	12.3	431.4
Risk-weighted assets (RWAs) (£bn)	61.6	11.2	107.4	2.8	183.0
RWA equivalent (RWAe) (£bn)	61.6	11.2	108.6	3.6	185.0
Employee numbers (FTEs - thousands)	13.3	2.3	12.5	33.1	61.2
Third party customer asset rate (1)	3.50%	4.88%	6.65%	nm	nm
Third party customer funding rate (1)	(1.94%)	(3.02%)	(1.87%)	nm	nm
Average interest earning assets (£bn) (1)	223.2	26.5	245.2	na	524.7
Net interest margin (1)	2.23%	2.07%	2.05%	na	1.99%

nm - not meaningful, na - not applicable

(1)      Refer to the Non-IFRS financial measures appendix for details of the basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.

Risk and capital management

Capital, liquidity and funding risk

Capital and leverage ratios

The table below sets out the key capital and leverage ratios. NatWest Group is subject to the requirements set out in the UK CRR therefore the capital and leverage ratios are presented under these frameworks on a transitional basis (1).

	31 December	30 September	31 December
	2024	2024	2023
Capital adequacy ratios (1)%		%	%
CET1	13.6	13.9	13.4
Tier 1	16.5	16.5	15.5
Total	19.7	19.7	18.4

Capital	£m	£m	£m
Tangible equity	26,482	26,220	25,653

Expected loss less impairment	(27)	(23)	-
Prudential valuation adjustment	(230)	(245)	(279)
Deferred tax assets	(1,084)	(746)	(979)
Own credit adjustments	28	18	(10)
Pension fund assets	(147)	(162)	(143)
Cash flow hedging reserve	1,443	1,365	1,899
Foreseeable ordinary dividends	(1,249)	(808)	(1,013)
Adjustment for trust assets (2)	(365)	(365)	(365)
Foreseeable charges	-	-	(525)
Adjustments under IFRS 9 transitional arrangements	33	42	202
Other adjustments for regulatory purposes	44	-	-
Total regulatory adjustments	(1,554)	(924)	(1,213)

CET1 capital	24,928	25,296	24,440

Additional AT1 capital	5,259	4,670	3,875
Tier 1 capital	30,187	29,966	28,315

Tier 2 capital	5,918	5,824	5,317
Total regulatory capital	36,105	35,790	33,632

Risk-weighted assets
Credit risk	148,078	145,448	147,598
Counterparty credit risk	7,103	7,255	7,830
Market risk	6,219	7,190	7,363
Operational risk	21,821	21,821	20,198
Total RWAs	183,221	181,714	182,989

(1)  Based on current PRA rules, includes the transitional arrangements for the capital impact of IFRS 9 expected credit loss (ECL) accounting. The impact of the IFRS 9 transitional adjustments at 31 December 2024 was £33 million for CET1 capital, £33 million for total capital and £3 million RWAs (30 September 2024 - £42 million CET1 capital, £42 million total capital and £3 million RWAs and 31 December 2023 - £0.2 billion CET1 capital, £54 million total capital and £17 million RWAs). Excluding this adjustment, the CET1 ratio would be 13.6% (30 September 2024 - 13.9% and 31 December 2023 - 13.2%). Tier 1 capital ratio would be 16.5% (30 September 2024 - 16.5% and 31 December 2023 - 15.4%) and the Total capital ratio would be 19.7% (30 September 2024 - 19.7% and 31 December 2023 - 18.4%). The IFRS 9 transitional capital rules in respect of ECL provisions will no longer apply from 1 January 2025.

(2)   Prudent deduction in respect of agreement with the pension fund.

Risk and capital management continued

Capital, liquidity and funding risk continued

Capital and leverage ratios continued

	31 December	30 September	31 December
	2024	2024	2023
Leverage	£m	£m	£m
Cash and balances at central banks	92,994	105,629	104,262
Trading assets	48,917	54,445	45,551
Derivatives	78,406	68,720	78,904
Financial assets	469,599	455,770	439,449
Other assets	18,069	27,333	24,507
Total assets	707,985	711,897	692,673
Derivatives
- netting and variation margin	(76,101)	(66,427)	(79,299)
- potential future exposures	16,692	16,047	17,212
Securities financing transactions gross up	2,460	1,588	1,868
Other off balance sheet items	59,498	57,154	50,961
Regulatory deductions and other adjustments	(11,014)	(20,707)	(16,043)
Claims on central banks	(89,299)	(102,090)	(100,735)
Exclusion of bounce back loans	(2,422)	(2,746)	(3,794)
UK leverage exposure	607,799	594,716	562,843
UK leverage ratio (%) (1)	5.0	5.0	5.0

(1)      The UK leverage exposure and transitional Tier 1 capital are calculated in accordance with current PRA rules. Excluding the IFRS 9 transitional adjustment, the UK leverage ratio would be 5.0% (31 December 2023 - 5.0%). The IFRS 9 transitional capital rules in respect of ECL will no longer apply from 1 January 2025.

Risk and capital management continued

Credit risk

Main macroeconomic variables

The main macroeconomic variables for each of the four scenarios used for expected credit loss (ECL) modelling are set out in the table below.

	2024					2023
				Extreme	Weighted				Extreme	Weighted
	Upside	Base case	Downside	downside	average	Upside	Base case	Downside	downside	average
Five-year summary	%	%	%	%	%	%	%	%	%	%
GDP	2.0	1.3	0.5	(0.2)	1.1	1.8	1.0	0.5	(0.3)	0.9
Unemployment rate	3.6	4.3	5.0	6.7	4.6	3.5	4.6	5.2	6.8	4.8
House price index	5.8	3.5	0.8	(4.3)	2.7	3.9	0.3	(0.4)	(5.7)	0.3
Commercial real estate price	5.4	1.2	(1.0)	(5.7)	1.1	3.1	(0.2)	(2.0)	(6.8)	(0.6)
Consumer price index	2.4	2.2	3.5	1.6	2.4	1.7	2.6	5.2	1.8	2.8
Bank of England base rate	4.4	4.0	3.0	1.6	3.6	3.8	3.7	5.6	2.9	4.0
Stock price index	6.3	5.0	3.4	1.1	4.5	4.8	3.3	1.2	(0.4)	2.8
World GDP	3.8	3.2	2.5	1.6	3.0	3.7	3.2	2.7	1.8	3.0
Probability weight	23.2	45.0	19.1	12.7		21.2	45.0	20.4	13.4

(1)      The five year summary runs from 2024-28 for 31 December 2024 and from 2023-27 for 31 December 2023.

(2)      The table shows compound annual growth rate (CAGR) for GDP, average levels for the unemployment rate and Bank of England base rate, and Q4 to Q4 CAGR for other parameters.

Risk and capital management continued

Credit risk continued

ECL post model adjustments

The table below shows ECL post model adjustments.

	Retail Banking		Private	Commercial &	Central items
	Mortgages	Other	Banking	Institutional	& other	Total
2024	£m	£m	£m	£m	£m	£m
Deferred model calibrations	-	-	1	18	-	19
Economic uncertainty	90	22	8	179	-	299
Other adjustments	-	-	-	18	-	18
Total	90	22	9	215	-	336

Of which:
- Stage 1	58	9	5	94	-	166
- Stage 2	26	13	4	119	-	162
- Stage 3	6	-	-	2	-	8

2023
Deferred model calibrations	-	-	1	23	-	24
Economic uncertainty	118	39	13	256	3	429
Other adjustments	1	-	-	8	23	32
Total	119	39	14	287	26	485

Of which:
- Stage 1	75	14	6	115	10	220
- Stage 2	31	25	8	167	9	240
- Stage 3	13	-	-	5	7	25

Post model adjustments decreased significantly since 31 December 2023, reflecting reduced economic uncertainty from inflation, higher-for-longer interest rates and liquidity.

-    Retail Banking - The post model adjustments for economic uncertainty decreased to £112 million at 31 December 2024 (2023 - £157 million). This reduction primarily reflected a revision to the cost of living post model adjustment to £105 million (2023 - £144 million), reflecting enhancements to the assessment approach, supported by back-testing of default outcomes for higher risk segments. The cost of living post model adjustment captures the risk on segments in the Retail Banking portfolio that are more susceptible to the effects of cost of living rises. It focuses on key affordability lenses, including lower-income customers in fuel poverty, over-indebted borrowers and customers who remain vulnerable to higher mortgage rates.

-    Commercial & Institutional - The post model adjustment for economic uncertainty decreased to £179 million (2023 - £256 million). The inflation, supply chain and liquidity post model adjustment of £150 million (2023 - £206 million) was maintained for lending prior to 1 January 2024 being a sector level downgrade applied to the sectors that are considered most at risk from the current headwinds. A further £29 million (2023 - £50 million) remains for customers that utilised government support schemes, this adjustment is reducing as customers default or repay.

-    The £18 million (2023 - £23 million) judgemental overlay for deferred model calibrations relates to refinance risk, with the existing mechanistic modelling approach not fully capturing the risk on deteriorated exposures.

-    The £18 million (2023 - £8 million) other post model adjustment was to mitigate the effect of operational timing delays in the identification and flagging of a SICR, with the increase due to a small number of large corporate exposures moving quickly from Stage 1 into default.

Risk and capital management continued

Credit risk - Banking activities

Segment analysis - portfolio summary

The table below shows gross loans and ECL, by segment and stage, within the scope of the IFRS 9 ECL framework.

	Retail	Private	Commercial &	Central items
	Banking	Banking	Institutional	& other	Total
2024	£m	£m	£m	£m	£m
Loans - amortised cost and FVOCI (1,2)
Stage 1	182,366	17,155	128,988	35,312	363,821
Stage 2	24,242	844	15,339	49	40,474
Stage 3	3,268	322	2,340	-	5,930
Of which: individual	-	233	1,052	-	1,285
Of which: collective	3,268	89	1,288	-	4,645
Total	209,876	18,321	146,667	35,361	410,225
ECL provisions (3)
Stage 1	279	16	289	14	598
Stage 2	428	12	346	1	787
Stage 3	1,063	36	941	-	2,040
Of which: individual	-	36	415	-	451
Of which: collective	1,063	-	526	-	1,589
Total	1,770	64	1,576	15	3,425
ECL provisions coverage (4)
Stage 1 (%)	0.15	0.09	0.22	0.04	0.16
Stage 2 (%)	1.77	1.42	2.26	2.04	1.94
Stage 3 (%)	32.53	11.18	40.21	-	34.40
Total	0.84	0.35	1.07	0.04	0.83
Impairment releases/losses
ECL (release)/charge (5)	282	(11)	98	(10)	359
Stage 1	(208)	(11)	(205)	(14)	(438)
Stage 2	278	(1)	79	4	360
Stage 3	212	1	224	-	437
Of which: individual	-	1	191	-	192
Of which: collective	212	-	33	-	245
Total	282	(11)	98	(10)	359
Amounts written-off	430	1	223	-	654
Of which: individual	-	1	143	-	144
Of which: collective	430	-	80	-	510

For the notes to this table refer to the following page.

Risk and capital management continued

Credit risk - Banking activities continued

Segment analysis - portfolio summary continued

	Retail	Private	Commercial &	Central items
	Banking	Banking	Institutional	& other	Total
2023	£m	£m	£m	£m	£m
Loans - amortised cost and FVOCI (1,2)
Stage 1	182,297	17,565	119,047	29,677	348,586
Stage 2	21,208	906	15,771	6	37,891
Stage 3	3,133	258	2,162	10	5,563
Of which: individual	-	186	845	-	1,031
Of which: collective	3,133	72	1,317	10	4,532
Subtotal excluding disposal group loans	206,638	18,729	136,980	29,693	392,040
Disposal group loans				67	67
Total				29,760	392,107
ECL provisions (3)
Stage 1	306	20	356	27	709
Stage 2	502	20	447	7	976
Stage 3	1,097	34	819	10	1,960
Of which: individual	-	34	298	-	332
Of which: collective	1,097	-	521	10	1,628
Subtotal excluding ECL provisions on disposal group loans	1,905	74	1,622	44	3,645
ECL provisions on disposal group loans				36	36
Total				80	3,681
ECL provisions coverage (4)
Stage 1 (%)	0.17	0.11	0.30	0.09	0.20
Stage 2 (%)	2.37	2.21	2.83	nm	2.58
Stage 3 (%)	35.01	13.18	37.88	100.00	35.23
ECL provisions coverage excluding disposal group loans (%)	0.92	0.40	1.18	0.15	0.93
ECL provisions coverage on disposal group loans (%)				53.73	53.73
Total				0.27	0.94
Impairment releases/losses
ECL (release)/charge (5)	465	14	94	5	578
Stage 1	(172)	(9)	(222)	6	(397)
Stage 2	440	15	182	8	645
Stage 3	197	8	134	(9)	330
Of which: individual	-	8	80	1	89
Of which: collective	197	-	54	(10)	241
Continuing operations	465	14	94	5	578
Discontinued operations				(6)	(6)
Total				(1)	572
Amounts written-off	188	2	122	7	319
Of which: individual	-	2	40	-	42
Of which: collective	188	-	82	7	277

nm = not meaningful

(1)      The table shows gross loans only and excludes amounts that were outside the scope of the ECL framework. Other financial assets within the scope of the IFRS 9 ECL framework were cash and balances at central banks totalling £91.8 billion (2023 - £103.1 billion) and debt securities of £62.4 billion (2023 - £50.1 billion).

(2)      Fair value through other comprehensive income (FVOCI). Includes loans to customers and banks.

(3)      Includes £4 million (2023 - £9 million) related to assets classified as FVOCI and £0.1 billion (2023 - £0.1 billion) related to off-balance sheet exposures.

(4)      ECL provisions coverage is calculated as ECL provisions divided by loans - amortised cost and FVOCI. It is calculated on loans and total ECL provisions, including ECL for other (non-loan) assets and unutilised exposure. Some segments with a high proportion of debt securities or unutilised exposure may result in a not meaningful (nm) coverage ratio.

(5)     Includes a £12 million release (2023 - £16 million release) related to other financial assets, of which £4 million release (2023 - £6 million charge) related to assets classified as FVOCI and includes a £5 million release (2023 - £9 million release) related to contingent liabilities.

Risk and capital management continued

Credit risk - Banking activities continued

Analysis of ECL provisions

The table below shows gross loans and ECL provision analysis.

	31 December	30 September	30 June	31 December
	2024	2024	2024	2023
	£m	£m	£m	£m
Total loans	410,225	397,042	394,765	392,040
Personal	226,525	225,582	221,750	223,774
Wholesale	183,700	171,460	173,015	168,266

Value of loans in Stage 2	40,474	37,767	38,066	37,891
Personal	24,636	24,030	23,559	21,509
Wholesale	15,838	13,737	14,507	16,382

ECL provisions in Stage 2	787	815	816	976
Personal	429	480	466	506
Wholesale	358	335	350	470

ECL provision coverage in Stage 2	1.94%	2.16%	2.14%	2.58%
Personal	1.74%	2.00%	1.98%	2.35%
Wholesale	2.26%	2.44%	2.41%	2.87%

Condensed consolidated income statement

for the period ended 31 December 2024

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2024	2023	2024	2024	2023
	£m	£m	£m	£m	£m
Interest receivable	25,187	21,026	6,453	6,444	5,955
Interest payable	(13,912)	(9,977)	(3,485)	(3,545)	(3,317)
Net interest income	11,275	11,049	2,968	2,899	2,638
Fees and commissions receivable	3,175	2,983	797	811	770
Fees and commissions payable	(708)	(653)	(179)	(181)	(169)
Trading income	825	794	218	257	185
Other operating income	136	579	21	(42)	113
Non-interest income	3,428	3,703	857	845	899
Total income	14,703	14,752	3,825	3,744	3,537
Staff costs	(4,061)	(3,901)	(949)	(965)	(977)
Premises and equipment	(1,211)	(1,153)	(348)	(284)	(308)
Other administrative expenses	(1,819)	(2,008)	(666)	(330)	(618)
Depreciation and amortisation	(1,058)	(934)	(304)	(246)	(251)
Operating expenses	(8,149)	(7,996)	(2,267)	(1,825)	(2,154)
Profit before impairment losses	6,554	6,756	1,558	1,919	1,383
Impairment losses	(359)	(578)	(66)	(245)	(126)
Operating profit before tax	6,195	6,178	1,492	1,674	1,257
Tax (charge)/credit	(1,465)	(1,434)	(233)	(431)	5
Profit from continuing operations	4,730	4,744	1,259	1,243	1,262
Profit/(loss) from discontinued operations, net of tax	81	(112)	69	1	26
Profit for the period	4,811	4,632	1,328	1,244	1,288

Attributable to:
Ordinary shareholders	4,519	4,394	1,248	1,172	1,229
Paid-in equity holders	283	242	81	73	60
Non-controlling interests	9	(4)	(1)	(1)	(1)
	4,811	4,632	1,328	1,244	1,288

Earnings per ordinary share - continuing operations	52.5p	49.2p	14.5p	14.1p	13.6p
Earnings per ordinary share - discontinued operations	1.0p	(1.2)p	0.8p	0.0p	0.3p
Total earnings per share attributable to ordinary shareholders - basic	53.5p	47.9p	15.3p	14.1p	13.9p
Earnings per ordinary share - fully diluted continuing operations	52.1p	48.9p	14.4p	14.0p	13.6p
Earnings per ordinary share - fully diluted discontinued operations	1.0p	(1.2)p	0.8p	0.0p	0.3p
Total earnings per share attributable to ordinary shareholders - fully diluted	53.1p	47.7p	15.2p	14.0p	13.9p

Condensed consolidated statement of comprehensive income

for the period ended 31 December 2024

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2024	2023	2024	2024	2023
	£m	£m	£m	£m	£m
Profit for the period	4,811	4,632	1,328	1,244	1,288
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of retirement benefit schemes	(166)	(280)	(74)	(32)	(175)
Changes in fair value of financial liabilities designated at fair value through profit or loss (FVTPL) due to changes
in credit risk	(33)	(39)	(8)	1	(12)
FVOCI financial assets	6	17	(10)	49	(19)
Tax	59	79	20	(5)	59
	(134)	(223)	(72)	13	(147)
Items that will be reclassified subsequently to profit or loss when specific conditions are met:
FVOCI financial assets	(25)	49	(46)	(20)	(16)
Cash flow hedges (1)	622	1,208	(110)	611	1,416
Currency translation	5	(619)	124	(77)	(218)
Tax	(178)	(361)	43	(164)	(345)
	424	277	11	350	837
Other comprehensive income/(losses) after tax	290	54	(61)	363	690
Total comprehensive income for the period	5,101	4,686	1,267	1,607	1,978

Attributable to:
Ordinary shareholders	4,809	4,448	1,187	1,535	1,919
Paid-in equity holders	283	242	81	73	60
Non-controlling interests	9	(4)	(1)	(1)	(1)
	5,101	4,686	1,267	1,607	1,978

(1)      Refer to footnote 4 and 5 of the consolidated statement of changes in equity.

Condensed consolidated balance sheet

as at 31 December 2024

	31 December	30 September	31 December
	2024	2024	2023
	£m	£m	£m
Assets
Cash and balances at central banks	92,994	105,629	104,262
Trading assets	48,917	54,445	45,551
Derivatives	78,406	68,720	78,904
Settlement balances	2,085	11,637	7,231
Loans to banks - amortised cost	6,030	6,742	6,914
Loans to customers - amortised cost	400,326	386,723	381,433
Other financial assets	63,243	62,305	51,102
Intangible assets	7,588	7,588	7,614
Other assets	8,396	8,108	9,662
Total assets	707,985	711,897	692,673

Liabilities
Bank deposits	31,452	31,747	22,190
Customer deposits	433,490	431,070	431,377
Settlement balances	1,729	12,283	6,645
Trading liabilities	54,714	59,079	53,636
Derivatives	72,082	61,650	72,395
Other financial liabilities	61,087	63,552	55,089
Subordinated liabilities	6,136	6,669	5,714
Notes in circulation	3,316	3,304	3,237
Other liabilities	4,601	4,004	5,202
Total liabilities	668,607	673,358	655,485

Equity
Ordinary shareholders' interests	34,070	33,808	33,267
Other owners' interests	5,280	4,690	3,890
Owners' equity	39,350	38,498	37,157
Non-controlling interests	28	41	31
Total equity	39,378	38,539	37,188

Total liabilities and equity	707,985	711,897	692,673

Condensed consolidated statement of changes in equity

for the period ended 31 December 2024

	Share		Other		Other reserves				Total	Non
	capital and	Paid-in	statutory	Retained		Cash flow	Foreign		owners'	controlling	Total
	share premium	equity	reserves (7)	earnings	Fair value	hedging (4,5)	exchange	Merger	equity	interests	equity
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2024	10,844	3,890	2,004	10,645	(49)	(1,899)	841	10,881	37,157	31	37,188
Profit attributable to ordinary shareholders
and other equity owners
- continuing operations				4,721					4,721	9	4,730
- discontinued operations				81					81		81

Other comprehensive income
Realised gains in period on FVOCI equity shares				54	(54)				-		-
Remeasurement of retirement benefit schemes				(166)					(166)		(166)
Changes in fair value of credit in financial liabilities
designated at FVTPL due to own credit risk				(33)					(33)		(33)
Unrealised gains					(40)				(40)		(40)
Amounts recognised in equity						(872)			(872)		(872)
Retranslation of net assets							(194)		(194)		(194)
Gains on hedges of net assets							122		122		122
Amount transferred from equity to earnings					21	1,494	77		1,592		1,592
Tax				48	19	(166)	(20)		(119)		(119)
Total comprehensive income/(loss)				4,705	(54)	456	(15)	-	5,092	9	5,101

Transactions with owners
Ordinary share dividends paid				(1,505)					(1,505)	(12)	(1,517)
Paid-in equity dividends paid				(283)					(283)		(283)
Shares repurchased during the period (1,2,3)	(711)		711	(2,176)					(2,176)		(2,176)
Securities issued in the year		1,390							1,390		1,390
Employee share schemes				17					17		17
Shares vested under employee share schemes			175						175		175
Share-based payments				23					23		23
Own shares acquired			(540)						(540)		(540)
At 31 December 2024	10,133	5,280	2,350	11,426	(103)	(1,443)	826	10,881	39,350	28	39,378

For the notes to this table refer to the following page.

Condensed consolidated statement of changes in equity for the period ended 31 December 2024 continued

	Share		Other		Other reserves				Total	Non
	capital and	Paid-in	statutory	Retained		Cash flow	Foreign		owners'	controlling	Total
	share premium	equity	reserves (7)	earnings	Fair value	hedging (4,5)	exchange	Merger	equity	interests	equity
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2023	11,700	3,890	1,393	10,019	(102)	(2,771)	1,478	10,881	36,488	8	36,496
Profit/(loss) attributable to ordinary shareholders
and other equity owners
- continuing operations				4,748					4,748	(4)	4,744
- discontinued operations				(112)					(112)	-	(112)

Other comprehensive income
Realised gains in period on FVOCI equity shares				1	(1)				-		-
Remeasurement of retirement benefit schemes				(280)					(280)		(280)
Changes in fair value of credit in financial liabilities
designated at FVTPL due to own credit risk				(39)					(39)		(39)
Unrealised gains					22				22		22
Amounts recognised in equity						187			187		187
Retranslation of net assets							(239)		(239)		(239)
Gains on hedges of net assets							107		107		107
Amount transferred from equity to earnings (6)					44	1,021	(487)		578		578
Tax				84	(12)	(336)	(18)		(282)		(282)
Total comprehensive income/(loss)				4,402	53	872	(637)	-	4,690	(4)	4,686

Transactions with owners
Ordinary share dividends paid				(1,456)					(1,456)	(5)	(1,461)
Paid in equity dividends				(242)					(242)		(242)
Shares repurchased during the period (1,2,3)	(856)		856	(2,057)					(2,057)		(2,057)
Employee share schemes				14					14		14
Shares vested under employees share schemes			114						114		114
Share-based payments				(35)					(35)		(35)
Own shares acquired			(359)						(359)		(359)
Acquisition of subsidiary									-	32	32
At 31 December 2023	10,844	3,890	2,004	10,645	(49)	(1,899)	841	10,881	37,157	31	37,188

(1)
NatWest Group plc repurchased and cancelled 173.3 million (2023 - 460.3 million, of which 2.3 million were settled in January 2024) shares. The total consideration for these shares excluding fees was £450.9 million (2023 - £1,151.7 million of which 4.9 million were settled in January 2024), as part of the On Market Share Buyback Programmes. The nominal value of the share cancellations has been transferred to the capital redemption reserve.

(2)
In June 2024, there was an agreement to buy 392.4 million (May 2023 - 469.2 million) ordinary shares of the Company from UK Government Investments Ltd (UKGI) at 316.2 pence per share (May 2023 - 268.4 pence per share) for the total consideration of £1.2 billion (2023 - £1.3 billion). NatWest Group cancelled 222.4 million of the purchased ordinary shares, amounting to £706.9 million excluding fees and held the remaining 170.0 million shares as Own Shares Held, amounting to £540.2 million excluding fees. The nominal value of the share cancellation has been transferred to the capital redemption reserve.

(3)
In November 2024, there was an agreement to buy 262.6 million ordinary shares of the Company from UK Government Investments Ltd (UKGI) at 380.8p per share for the total consideration of £1,005.0 million. NatWest Group cancelled all the shares. The nominal value of the share cancellation has been transferred to the capital redemption reserve.

(4)
The change in the cash flow hedging reserve is driven by realised accrued interest transferred to the income statement and an increase in swap rates in the year. The portfolio of hedging instruments is predominantly receive fixed swaps.

(5)
The amount transferred from equity to the income statement is mostly recorded within net interest income mainly within loans to banks and customers - amortised cost, balances at central banks and customer deposits.

(6)	Includes £460 million FX recycled to profit or loss upon a capital repayment by UBIDAC in 2023.
(7)	Other statutory reserves consist of Capital redemption reserves of £3,218 million (2023 - £2,507 million) and Own shares held reserves of £868 million (2023 - £503 million).

Condensed consolidated cash flow statement

for the period ended 31 December 2024

	Year ended
	31 December	31 December
	2024	2023
	£m	£m
Cash flows from operating activities
Operating profit before tax from continuing operations	6,195	6,178
Operating profit/(loss) before tax from discontinued operations	81	(112)
Adjustments for non-cash and other items	4,365	3,208
Net cash flows from trading activities	10,641	9,274
Changes in operating assets and liabilities	(7,267)	(25,679)
Net cash flows from operating activities before tax	3,374	(16,405)
Income taxes paid	(1,602)	(1,033)
Net cash flows from operating activities	1,772	(17,438)
Net cash flows from investing activities	(12,699)	(14,694)
Net cash flows from financing activities	(1,886)	(6,304)
Effects of exchange rate changes on cash and cash equivalents	(1,166)	(1,189)
Net decrease in cash and cash equivalents	(13,979)	(39,625)
Cash and cash equivalents at beginning of period	118,824	158,449
Cash and cash equivalents at end of period	104,845	118,824

Notes

1. Presentation of condensed consolidated financial statements

The condensed consolidated financial statements should be read in conjunction with NatWest Group plc 2024 Annual Report and Accounts. The critical and material accounting policies are the same as those applied in the consolidated financial statements.

The directors have prepared the condensed consolidated financial statements on a going concern basis after assessing the principal risks, forecasts, projections and other relevant evidence over the twelve months from the date they are approved.

2. Tax

Analysis of the tax charge for the year

The tax charge comprises current and deferred tax in respect of profits and losses recognised or originating in the income statement. Tax on items originating outside the income statement is charged to other comprehensive income or direct to equity (as appropriate) and is therefore not reflected in the table below. Current tax is tax payable or recoverable in respect of the taxable profit or loss for the year and any adjustments to tax payable in prior years.

	2024	2023	2022
Continuing operations	£m	£m	£m
Current tax
Charge for the year	(1,415)	(1,373)	(1,611)
(Under)/over provision in respect of prior years	(145)	(123)	100
	(1,560)	(1,496)	(1,511)
Deferred tax
(Charge)/credit for the year	(343)	(281)	47
UK tax rate change impact	-	-	(10)
Net increase in the carrying value of deferred tax assets in respect of UK, RoI and Netherlands losses	428	385	267
Over/(under) provision in respect of prior years	10	(42)	(68)
Actual tax charge	(1,465)	(1,434)	(1,275)

Judgement: tax contingencies
NatWest Group's corporate income tax charge and its provisions for corporate income taxes necessarily involve a degree of estimation and judgement. The tax treatment of some transactions is uncertain and tax computations are yet to be agreed with the relevant tax authorities. NatWest Group recognises anticipated tax liabilities based on all available evidence and, where appropriate, in the light of external advice. Any difference between the final outcome and the amounts provided will affect current and deferred income tax charges in the period when the matter is resolved.

Deferred tax
Deferred tax is the tax expected to be payable or recoverable in respect of temporary differences where the carrying amount of an asset or liability differs for accounting and tax purposes. Deferred tax liabilities reflect the expected amount of tax payable in the future on these temporary differences. Deferred tax assets reflect the expected amount of tax recoverable in the future on these differences. The net deferred tax asset recognised by the NatWest Group is shown below. The reduction of deferred tax asset is primarily attributable to reduced cash flow hedge liabilities, and is taken in other comprehensive income as part of the movements in cash flow reserves.

Analysis of deferred tax

	2024	2023
	£m	£m
Deferred tax asset	1,876	1,894
Deferred tax liability	(99)	(141)
Net deferred tax asset	1,777	1,753

Notes continued

3. Litigation and regulatory matters

NatWest Group plc and certain members of NatWest Group are party to various legal proceedings and are involved in, or subject to, various regulatory matters, including as the subject of investigations and other regulatory and governmental action (Matters) in the United Kingdom (UK), the United States (US), the European Union (EU) and other jurisdictions. Note 25 in the NatWest Group plc 2024 Annual Report and Accounts, issued on 14 February 2025 and available at natwestgroup.com (Note 25) discusses the Matters in which NatWest Group is currently involved and material developments. Other than the Matters discussed in Note 25, no member of NatWest Group is or has been involved in governmental, legal, or regulatory proceedings (including those which are pending or threatened) that are expected to be material, individually or in aggregate. Recent developments in the Matters identified in Note 25 that have occurred since the Q3 2024 Interim Management Statement was issued on 25 October 2024, include, but are not limited to, those set out below.

Litigation

London Interbank Offered Rate (LIBOR) and other rates litigation

As previously disclosed, in August 2020, a complaint was filed in the United States District Court for the Northern District of California by several United States retail borrowers against the USD ICE LIBOR panel banks and their affiliates (including NatWest Group plc, NWM Plc, NWMSI and NWB Plc), alleging (i) that the very process of setting USD ICE LIBOR amounts to illegal price-fixing; and (ii) that banks in the United States have illegally agreed to use LIBOR as a component of price in variable retail loans. In September 2022, the district court dismissed the complaint. In December 2024, the United States Court of Appeals for the Ninth Circuit affirmed the district court's decision.

Foreign exchange litigation

As previously disclosed, two sets of proceedings are ongoing in the Netherlands against NatWest Group plc, NWM Plc and NWM N.V. by Stichting FX Claims on behalf of a number of parties, seeking declarations from the district court in Amsterdam concerning liability for anti-competitive FX market conduct described in decisions of the European Commission (EC) of 16 May 2019 and 2 December 2021, along with unspecified damages. In January 2025, a third summons was served by Stichting FX Claims on NatWest Group plc, NWM Plc and NWM N.V., on behalf of a new group of parties. The claimant seeks similar declarations from the district court in Amsterdam to those being sought in the previously disclosed claims, along with unspecified damages.

Regulatory matters

US investigations relating to fixed-income securities

In December 2021, NWM Plc pled guilty in the United States District Court for the District of Connecticut to one count of wire fraud and one count of securities fraud in connection with historical spoofing conduct by former employees in US Treasuries markets between January 2008 and May 2014 and, separately, during approximately three months in 2018. The 2018 trading occurred during the term of a non-prosecution agreement (NPA) between NWMSI and the United States Attorney's Office for the District of Connecticut (USAO CT), under which non-prosecution was conditioned on NWMSI and affiliated companies not engaging in criminal conduct during the term of the NPA. The relevant trading in 2018 was conducted by two NWM traders in Singapore and breached that NPA. The plea agreement reached with the US Department of Justice (DOJ) and the USAO CT resolved both the spoofing conduct and the breach of the NPA.

As required by the resolution and sentence imposed by the court, NWM Plc is subject to a probationary period, which was extended to end concurrently with the conclusion of the independent monitorship, which is also required under the plea agreement. The term of the independent monitorship and the ongoing implementation of recommendations made by it is currently scheduled to conclude in December 2025 but may be extended by agreement with the DOJ. In addition, NWM Plc has committed to compliance programme reviews and improvements and agreed to reporting and co-operation obligations.

In the event that NWM Plc does not meet its obligations to the DOJ, this may lead to adverse consequences such as increased costs from any extension of monitorship and/or the period of the probation, findings that NWM Plc violated its probation term, and possible re-sentencing, amongst other consequences. Other material adverse collateral consequences may occur as a result of this matter, as further described in the Risk Factor relating to legal, regulatory and governmental actions and investigations set out on pages 422 to 423 of the NatWest Group plc 2024 Annual Report and Accounts.

Notes continued

4. Related party transactions

UK Government

The UK Government's shareholding in NatWest Group plc is managed by UK Government Investments Limited, a company wholly owned by the UK Government. At 31 December 2024 HM Treasury's holding in NatWest Group plc's ordinary shares was 9.99% (31 December 2023 - 37.97%). As a result, the UK Government through HM Treasury is no longer the controlling shareholder of NatWest Group plc as per UK listing rules. The UK Government and UK Government-controlled bodies remain related parties of the NatWest Group.

NatWest Group enters into transactions with many of these bodies. Transactions include the payment of: taxes - principally UK corporation tax and value added tax; national insurance contributions; local authority rates; regulatory fees and levies; together with banking transactions such as loans and deposits undertaken in the normal course of banker-customer relationships.

Bank of England facilities

NatWest Group may participate in a number of schemes operated by the Bank of England in the normal course of business.

In March 2024 Bank of England Levy replaced the Cash Ratio Deposit scheme. Members of NatWest Group that are UK authorised institutions are required to pay the levy having eligible liabilities greater than £600 million. They also have access to Bank of England reserve accounts: sterling current accounts that earn interest at the Bank of England Base rate.

NatWest Group provides guarantees for certain subsidiaries, liabilities to the Bank of England.

Other related parties

(a) In their roles as providers of finance, NatWest Group companies provide development and other types of capital support to businesses. These investments are made in the normal course of business.

(b) To further strategic partnerships, NatWest Group may seek to invest in third parties or allow third parties to hold a minority interest in a subsidiary of NatWest Group. We disclose as related parties for associates and joint ventures and where equity interests are over 10%. Ongoing business transactions with these entities are on normal commercial terms.

(c) NatWest Group recharges the NatWest Group Pension Fund with the cost of pension management services incurred by it.

(d) In accordance with IAS 24, transactions or balances between NatWest Group entities that have been eliminated on consolidation are not reported.

Full details of NatWest Group's related party transactions for the year ended 31 December 2024 are included in NatWest Group plc 2024 Annual Report and Accounts.

5. Dividends

The company has announced that the directors have recommended a final dividend of £1.2 billion, or 15.5p per ordinary share (2023 - £1.0 billion, or 11.5p per ordinary share) subject to shareholder approval at the Annual General Meeting on 23 April 2025. If approved, payment will be made on 28 April 2025 to shareholders on the register at the close of business on 14 March 2025. The ex-dividend date will be 13 March 2025.

6. Post balance sheet events

Other than as disclosed in this document, there have been no significant events between 31 December 2024 and the date of approval of this announcement which would require a change to, or additional disclosure, in the announcement.

Statement of directors' responsibilities

The responsibility statement below has been prepared in connection with NatWest Group's full Annual Report and Accounts for the year ended 31 December 2024.

We, the directors listed below, confirm that to the best of our knowledge:

-    The financial statements, prepared in accordance with UK-adopted International Accounting Standards and International Financial Reporting Standards as issued by the International Accounting Standards Board, give a true and fair view of the assets, liabilities, financial position and profit or loss of the company and the undertakings included in the consolidation taken as a whole; and

-    The Strategic report and Directors' report (incorporating the Business review) include a fair review of the development and performance of the business and the position of the company and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face.

By order of the Board

Richard Haythornthwaite	John-Paul Thwaite	Katie Murray
Chair	Group Chief Executive Officer	Group Chief Financial Officer

13 February 2025

Board of directors

Chair	Executive directors	Non-executive directors
Richard Haythornthwaite	John-Paul Thwaite Katie Murray	Frank Dangeard Roisin Donnelly Patrick Flynn Geeta Gopalan Yasmin Jetha Stuart Lewis Mark Seligman Gillian Whitehead Lena Wilson

Presentation of information

'Parent company' refers to NatWest Group plc and 'NatWest Group' and 'we' refers to NatWest Group plc and its subsidiary and associated undertakings. The term 'NWH Group' refers to NatWest Holdings Limited (NWH) and its subsidiary and associated undertakings. The term 'NWM Group' refers to NatWest Markets Plc (NWM Plc) and its subsidiary and associated undertakings. The term 'NWM N.V.' refers to NatWest Markets N.V. The term 'NWMSI' refers to NatWest Markets Securities, Inc. The term 'RBS plc' refers to The Royal Bank of Scotland plc. The term 'NWB Plc' refers to National Westminster Bank Plc. The term 'UBIDAC' refers to Ulster Bank Ireland DAC.

NatWest Group publishes its financial statements in pounds sterling ('£' or 'sterling'). The abbreviations '£m' and '£bn' represent millions and thousands of millions of pounds sterling, respectively, and references to 'pence' or 'p' represent pence where the amounts are denominated in pounds sterling ('GBP'). Reference to 'dollars' or '$' are to United States of America ('US') dollars. The abbreviations '$m' and '$bn' represent millions and thousands of millions of dollars, respectively. The abbreviation '€' represents the 'euro', and the abbreviations '€m' and '€bn' represent millions and thousands of millions of euros, respectively.

Statutory accounts

Financial information contained in this document does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 ('the Act'). The statutory accounts for the year ended 31 December 2023 have been filed with the Registrar of Companies and those for the year ended 31 December 2024 will be filed with the Registrar of Companies following the Annual General Meeting. The report of the auditor on those statutory accounts was unqualified, did not draw attention to any matters by way of emphasis and did not contain a statement under section 498(2) or (3) of the Act.

Contacts

Analyst enquiries:	Claire Kane, Investor Relations	+44 (0) 20 7672 1758
Media enquiries:	NatWest Group Press Office	+44 (0) 131 523 4205

	Management presentation	Fixed income presentation
Date:	14 February 2025	14 February 2025
Time:	9am UK time	1.30pm UK time
Zoom ID:	920 9302 5198	949 6600 6385

Available on natwestgroup.com/results

-    Announcement and slides.
-    NatWest Group plc 2024 Annual Report and Accounts.
-    A financial supplement containing income statement, balance sheet and segment performance for the four quarters ended 31 December 2024.
-    NatWest Group and NWH Group Pillar 3 Report.
-    NatWest Group plc 2024 Sustainability Report.

Forward-looking statements

Cautionary statement regarding forward-looking statements
Certain sections in this document contain 'forward-looking statements' as that term is defined in the United States Private Securities Litigation Reform Act of 1995, such as statements with respect to NatWest Group's financial condition, results of operations and business, including its strategic priorities, financial, investment and capital targets, and climate and sustainability-related targets, commitments and ambitions described herein. Statements that are not historical facts, including statements about NatWest Group's beliefs and expectations, are forward-looking statements. Words such as 'expect', 'estimate', 'project', 'anticipate', 'commit', 'believe', 'should', 'intend', 'will', 'plan', 'could', 'probability', 'risk', 'target', 'goal', 'objective', 'may', 'endeavour', 'outlook', 'optimistic', 'prospects' and similar expressions or variations on these expressions are intended to identify forward-looking statements. In particular, this document includes forward-looking targets and guidance relating to financial performance measures, such as income growth, operating expense, RoTE, ROE, discretionary capital distribution targets, impairment loss rates, balance sheet reduction, including the reduction of RWAs, CET1 ratio (and key drivers of the CET1 ratio including timing, impact and details), Pillar 2 and other regulatory buffer requirements and MREL and non-financial performance measures, such as NatWest Group's initial area of focus, climate and sustainability-related performance ambitions, targets and metrics, including in relation to initiatives to transition to a net zero economy, climate and sustainable funding and financing and financed emissions.

Limitations inherent to forward-looking statements
These statements are based on current plans, expectations, estimates, targets and projections, and are subject to significant inherent risks, uncertainties and other factors, both external and relating to NatWest Group's strategy or operations, which may result in NatWest Group being unable to achieve the current plans, expectations, estimates, targets, projections and other anticipated outcomes expressed or implied by such forward-looking statements. In addition, certain of these disclosures are dependent on choices relying on key model characteristics and assumptions and are subject to various limitations, including assumptions and estimates made by management. By their nature, certain of these disclosures are only estimates and, as a result, actual future results, gains or losses could differ materially from those that have been estimated. Accordingly, undue reliance should not be placed on these statements. The forward-looking statements contained in this document speak only as of the date we make them and we expressly disclaim any obligation or undertaking to update or revise any forward-looking statements contained herein, whether to reflect any change in our expectations with regard thereto, any change in events, conditions or circumstances on which any such statement is based, or otherwise, except to the extent legally required.

Forward-looking statements continued

Important factors that could affect the actual outcome of the forward-looking statements
We caution you that a large number of important factors could adversely affect our results or our ability to implement our strategy, cause us to fail to meet our targets, predictions, expectations and other anticipated outcomes or affect the accuracy of forward-looking statements described in this document. These factors include, but are not limited to, those set forth in the risk factors and the other uncertainties described in NatWest Group plc's Annual Report on Form 20-F and its other filings with the US Securities and Exchange Commission. The principal risks and uncertainties that could adversely affect NatWest Group's future results, its financial condition and/or prospects and cause them to be materially different from what is forecast or expected, include, but are not limited to: economic and political risk (including in respect of: political and economic risks and uncertainty in the UK and global markets, including as a result of inflation and interest rates, supply chain disruption and geopolitical developments); changes in interest rates and foreign currency exchange rates; and HM Treasury's ownership of NatWest Group plc); business change and execution  risk (including in respect of the implementation of NatWest Group's strategy; future acquisitions and divestments, and the transfer of its Western European corporate portfolio); financial resilience risk (including in respect of: NatWest Group's ability to meet targets and to make discretionary capital distributions; the competitive environment; counterparty and borrower risk; liquidity and funding risks; prudential regulatory requirements for capital and MREL; reductions in the credit ratings; the requirements of regulatory stress tests; model risk; sensitivity to accounting policies, judgments, estimates and assumptions (and the economic, climate, competitive and other forward looking information affecting those judgments, estimates and assumptions); changes in applicable accounting standards; the value or effectiveness of credit protection; the adequacy of NatWest Group's future assessments by the Prudential Regulation Authority and the Bank of England; and the application of UK statutory stabilisation or resolution powers); climate and sustainability risk (including in respect of: risks relating to climate-related and sustainability-related risks; both the execution and reputational risk relating to NatWest Group's climate change-related strategy, ambitions, targets and transition plan; climate and sustainability-related data and model risk; increasing levels of climate, environmental, human rights and sustainability-related regulation and oversight; and increasing; climate, environmental and sustainability-related litigation, enforcement proceedings investigations and conduct risk); operational and IT resilience risk (including in respect of: operational risks (including reliance on third party suppliers); cyberattacks; the accuracy and effective use of data; complex IT systems; attracting, retaining and developing diverse senior management and skilled personnel; NatWest Group's risk management framework; and reputational risk); and legal, regulatory and conduct risk (including in respect of: the impact of substantial regulation and oversight; the outcome of legal, regulatory and governmental actions, investigations and remedial undertakings; and changes in tax legislation or failure to generate future taxable profits).

Climate and sustainability-related disclosures
Climate and sustainability-related disclosures in this document are not measures within the scope of International Financial Reporting Standards ('IFRS'), use a greater number and level of judgments, assumptions and estimates, including with respect to the classification of climate and sustainable funding and financing activities, than our reporting of historical financial information in accordance with IFRS. These judgments, assumptions and estimates are highly likely to change materially over time, and, when coupled with the longer time frames used in these disclosures, make any assessment of materiality inherently uncertain. In addition, our climate risk analysis, our ambition to be net zero across our financed emissions, assets under management and operational value chain by 2050 and, the implementation of our climate transition plan remain under development, and the data underlying our analysis and strategy remain subject to evolution over time. The process we have adopted to define, gather and report data on our performance on climate and sustainability-related measures is not subject to the formal processes adopted for financial reporting in accordance with IFRS and there are currently limited industry standards or globally recognised established practices for measuring and defining climate and sustainability-related metrics. As a result, we expect that certain climate and sustainability-related disclosures made in this document are likely to be amended, updated, recalculated or restated in the future. Refer to the cautionary statement in the section entitled 'Climate and sustainability-related and other forward-looking statements and metrics' of the NatWest Group 2024 Sustainability Disclosures Report.

Cautionary statement regarding Non-IFRS financial measures and APMs
NatWest Group prepares its financial statements in accordance with  UK-adopted International Accounting Standards (IAS) and International Financial Reporting Standards (IFRS). This document may contain financial measures and ratios not specifically defined under GAAP or IFRS ('Non-IFRS') and/or alternative performance measures ('APMs') as defined in European Securities and Markets Authority ('ESMA') guidelines. Non-IFRS measures and APMs are adjusted for notable and other defined items which management believes are not representative of the underlying performance of the business and which distort period-on-period comparison. Non-IFRS measures provide users of the financial statements with a consistent basis for comparing business performance between financial periods and information on elements of performance that are one-off in nature. Any Non-IFRS measures and/or APMs included in this document, are not measures within the scope of IFRS, are based on a number of assumptions that are subject to uncertainties and change, and are not a substitute for IFRS measures.

The information, statements and opinions contained in this document do not constitute a public offer under any applicable legislation or an offer to sell or a solicitation of an offer to buy any securities or financial instruments or any advice or recommendation with respect to such securities or other financial instruments.

Non-IFRS financial measures

NatWest Group prepares its financial statements in accordance with UK-adopted International Accounting Standards (IAS) and International Financial Reporting Standards (IFRS). This document contains a number of non-IFRS measures, also known as alternative performance measures, defined under the European Securities and Markets Authority (ESMA) guidance or non-GAAP financial measures in accordance with the Securities and Exchange Commission (SEC) regulations. These measures are adjusted for notable and other defined items which management believes are not representative of the underlying performance of the business and which distort period-on-period comparison.

The non-IFRS measures provide users of the financial statements with a consistent basis for comparing business performance between financial periods and information on elements of performance that are one-off in nature. The non-IFRS measures also include the basis of calculation for metrics that are used throughout the banking industry.

These non-IFRS measures are not a substitute for IFRS measures and a reconciliation to the closest IFRS measure is presented where appropriate.

Measure	Description
Cost:income ratio (excl. litigation and conduct) Refer to table 2. Cost:income ratio (excl. litigation and conduct) on page 40.
The cost:income ratio (excl. litigation and conduct) is calculated as other operating expenses (operating expenses less litigation and conduct costs) divided by total income. Litigation and conduct costs are excluded as they are one-off in nature, difficult to forecast for Outlook purposes and distort period-on-period comparisons.

Customer deposits excluding central items Refer to Segmental performance on pages 14-18 for components of calculation.
Customer deposits excluding central items is calculated as total NatWest Group customer deposits excluding Central items & other customer deposits. Central items & other includes Treasury repo activity and Ulster Bank RoI.  The exclusion of Central items & other removes the volatility relating to Treasury repo activity and the reduction of deposits as part of our withdrawal from the Republic of Ireland.
These items may distort period-on-period comparisons and their removal gives the user of the financial statements a better understanding of the movements in customer deposits.

Funded assets Refer to Condensed consolidated balance sheet on page 28 for components of calculation.	Funded assets is calculated as total assets less derivative assets. This measure allows review of balance sheet trends excluding the volatility associated with derivative fair values.
Loan:deposit ratio (excl. repos and reverse repos) Refer to table 5. Loan:deposit ratio (excl. repos and reverse repos) on page 42.
Loan:deposit ratio (excl. repos and reverse repos) is calculated as net customer loans held at amortised cost excluding reverse repos divided by total customer deposits excluding repos. This metric is used to assess liquidity.
The removal of repos and reverse repos reduces volatility and presents the ratio on a basis that is comparable to UK peers. The nearest ratio using IFRS measures is loan:deposit ratio, calculated as net loans to customers held at amortised cost divided by customer deposits.

NatWest Group return on tangible equity Refer to table 6. NatWest Group return on tangible equity on page 42.
NatWest Group return on tangible equity comprises annualised profit or loss for the period attributable to ordinary shareholders divided by average tangible equity. Average tangible equity is average total equity excluding average non-controlling interests, average other owners' equity and average intangible assets. This measure shows the return NatWest Group generates on tangible equity deployed. It is used to determine relative performance of banks and used widely across the sector, although different banks may calculate the rate differently. The nearest ratio using IFRS measures is return on equity, calculated as profit attributable to ordinary shareholders divided by average total equity.

Non-IFRS financial measures continued

Measure	Description
Net interest margin and average interest earning assets Refer to Segmental performance on pages 14-18 for components of calculation.
Net interest margin is net interest income as a percentage of average interest earning assets (IEA). Average IEA are average IEA of the banking business of NatWest Group and primarily consists of cash and balances at central banks, loans to banks, loans to customers and other financial assets mostly comprising debt securities. Average IEA shows the average asset base generating interest over the period.

Net loans to customers excluding central items Refer to Segmental performance on pages 14-18 for components of calculation.
Net loans to customers excluding central items is calculated as total NatWest Group net loans to customers excluding Central items & other net loans to customers. Central items & other includes Treasury reverse repo activity and Ulster Bank RoI. The exclusion of Central items & other removes the volatility relating to Treasury reverse repo activity and the reduction of loans to customers as part of our withdrawal from the Republic of Ireland.
This allows for better period-on-period comparisons and gives the user of the financial statements a better understanding of the movements in net loans to customers.

Operating expenses excluding litigation and conduct Refer to table 4. Operating expenses excluding litigation and conduct on page 41.
The management analysis of operating expenses shows litigation and conduct costs separately. These amounts are included within staff costs and other administrative expenses in the statutory analysis. Other operating expenses excludes litigation and conduct costs, which are more volatile and may distort period-on-period comparisons.

Segmental return on equity Refer to table 7. Segmental return on equity on page 43.
Segmental return on equity comprises segmental operating profit or loss, adjusted for paid-in equity and tax, divided by average notional equity. Average RWAe is defined as average segmental RWAs incorporating the effect of capital deductions. This is multiplied by an allocated equity factor for each segment to calculate the average notional equity. This measure shows the return generated by operating segments on equity deployed.

Tangible net asset value (TNAV) per ordinary share Refer to table 3. Tangible net asset value (TNAV) per ordinary share on page 41.
TNAV per ordinary share is calculated as tangible equity divided by the number of ordinary shares in issue. This is a measure used by external analysts in valuing the bank and allows for comparison with other per ordinary share metrics including the share price. The nearest ratio using IFRS measures is net asset value (NAV) per ordinary share calculated as ordinary shareholders' interests divided by the number of ordinary shares in issue.

Total income excluding notable items Refer to table 1. Total income excluding notable items on page 40.
Total income excluding notable items is calculated as total income less notable items. The exclusion of notable items aims to remove the impact of one-offs and other items which may distort period-on-period comparisons.

Non-IFRS financial measures continued

1. Total income excluding notable items

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2024	2023	2024	2024	2023
	£m	£m	£m	£m	£m
Continuing operations
Total income	14,703	14,752	3,825	3,744	3,537
Less notable items:
Commercial & Institutional
Tax interest on prior periods	-	3	-	-	3
Own credit adjustments (OCA)	(9)	(2)	(4)	2	(5)
Central items & other
Liquidity Asset Bond sale losses	-	(43)	-	-	(10)
Share of associate profits/(losses) for Business Growth Fund	21	(4)	(1)	11	1
Property strategy update	-	(69)	-	-	-
Interest and foreign exchange management derivatives not in hedge accounting relationships	150	79	19	5	(21)
Foreign exchange recycling (losses)/gains	(76)	484	(30)	(46)	162
Tax interest on prior periods	(31)	(35)	(31)	-	(35)
	55	413	(47)	(28)	95
Total income excluding notable items	14,648	14,339	3,872	3,772	3,442

2. Cost:income ratio (excl. litigation and conduct)

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2024	2023	2024	2024	2023
	£m	£m	£m	£m	£m
Continuing operations
Operating expenses	8,149	7,996	2,267	1,825	2,154
Less litigation and conduct costs	(295)	(355)	(153)	(41)	(113)
Other operating expenses	7,854	7,641	2,114	1,784	2,041

Total income	14,703	14,752	3,825	3,744	3,537

Cost:income ratio	55.4%	54.2%	59.3%	48.7%	60.9%
Cost:income ratio (excl. litigation and conduct)	53.4%	51.8%	55.3%	47.6%	57.7%

Non-IFRS financial measures continued

3. Tangible net asset value (TNAV) per ordinary share

	Year ended or as at
	31 December	30 September	31 December
	2024	2024	2023
Ordinary shareholders' interests (£m)	34,070	33,808	33,267
Less intangible assets (£m)	(7,588)	(7,588)	(7,614)
Tangible equity (£m)	26,482	26,220	25,653

Ordinary shares in issue (millions) (1)	8,043	8,293	8,792

NAV per ordinary share (pence)	424p	408p	378p
TNAV per ordinary share (pence)	329p	316p	292p

(1)        The number of ordinary shares in issue excludes own shares held.

4. Operating expenses excluding litigation and conduct

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2024	2023	2024	2024	2023
	£m	£m	£m	£m	£m
Other operating expenses
Staff expenses	3,997	3,839	938	947	961
Premises and equipment	1,211	1,153	348	284	308
Other administrative expenses	1,588	1,715	524	307	521
Depreciation and amortisation	1,058	934	304	246	251
Total other operating expenses	7,854	7,641	2,114	1,784	2,041

Litigation and conduct costs
Staff expenses	64	62	11	18	16
Other administrative expenses	231	293	142	23	97
Total litigation and conduct costs	295	355	153	41	113

Total operating expenses	8,149	7,996	2,267	1,825	2,154
Operating expenses excluding litigation and conduct	7,854	7,641	2,114	1,784	2,041

Non-IFRS financial measures continued

5. Loan:deposit ratio (excl. repos and reverse repos)

	As at
	31 December	30 September	31 December
	2024	2024	2023
	£m	£m	£m
Loans to customers - amortised cost	400,326	386,723	381,433
Less reverse repos	(34,846)	(25,115)	(27,117)
Loans to customers - amortised cost (excl. reverse repos)	365,480	361,608	354,316

Customer deposits	433,490	431,070	431,377
Less repos	(1,363)	(2,482)	(10,844)
Customer deposits (excl. repos)	432,127	428,588	420,533

Loan:deposit ratio (%)	92%	90%	88%
Loan:deposit ratio (excl. repos and reverse repos) (%)	85%	84%	84%

6. NatWest Group return on tangible equity

	Year ended or as at		Quarter ended and as at
	31 December	31 December	31 December	30 September	31 December
	2024	2023	2024	2024	2023
	£m	£m	£m	£m	£m
Profit attributable to ordinary shareholders	4,519	4,394	1,248	1,172	1,229
Annualised profit attributable to ordinary shareholders			4,992	4,688	4,916

Average total equity	38,018	36,201	38,915	37,960	36,134
Adjustment for average other owners' equity and intangible assets	(12,226)	(11,486)	(12,703)	(12,375)	(11,686)
Adjusted total tangible equity	25,792	24,715	26,212	25,585	24,448

Return on equity	11.9%	12.1%	12.8%	12.3%	13.6%
Return on tangible equity	17.5%	17.8%	19.0%	18.3%	20.1%

Non-IFRS financial measures continued

7. Segmental return on equity

	Year ended 31 December 2024			Year ended 31 December 2023
	Retail	Private	Commercial &	Retail	Private	Commercial &
	Banking	Banking	Institutional	Banking	Banking	Institutional
Operating profit (£m)	2,431	264	3,585	2,638	291	3,236
Paid-in equity cost allocation (£m)	(79)	(18)	(183)	(55)	(23)	(165)
Adjustment for tax (£m)	(659)	(69)	(851)	(723)	(75)	(768)
Adjusted attributable profit (£m)	1,693	177	2,551	1,860	193	2,303
Average RWAe (£bn)	63.4	11.1	107.0	57.8	11.4	107.0
Equity factor	13.4%	11.2%	13.8%	13.5%	11.5%	14.0%
Average notional equity (£bn)	8.5	1.2	14.8	7.8	1.3	15.0
Return on equity (%)	19.9%	14.2%	17.2%	23.8%	14.8%	15.4%

	Quarter ended 31 December 2024			Quarter ended 30 September 2024			Quarter ended 31 December 2023
	Retail	Private	Commercial &	Retail	Private	Commercial &	Retail	Private	Commercial &
	Banking	Banking	Institutional	Banking	Banking	Institutional	Banking	Banking	Institutional
Operating profit (£m)	677	75	861	656	90	1,017	585	(2)	725
Paid-in equity cost allocation (£m)	(23)	(5)	(53)	(22)	(5)	(47)	(12)	(6)	(40)
Adjustment for tax (£m)	(183)	(20)	(202)	(178)	(24)	(243)	(160)	2	(171)
Adjusted attributable profit (£m)	471	50	606	456	61	728	413	(6)	514
Annualised adjusted attributable profit (£m)	1,884	202	2,424	1,826	245	2,910	1,650	(23)	2,055
Average RWAe (£bn)	65.6	11.0	106.0	63.8	11.1	106.0	60.5	11.4	109.0
Equity factor	13.4%	11.2%	13.8%	13.4%	11.2%	13.8%	13.5%	11.5%	14.0%
Average notional equity (£bn)	8.8	1.2	14.6	8.5	1.2	14.6	8.2	1.3	15.3
Return on equity (%)	21.4%	16.3%	16.6%	21.4%	19.7%	19.9%	20.2%	(1.8%)	13.5%

Performance measures not defined under IFRS

The table below summarises other performance measures used by NatWest Group, not defined under IFRS, and therefore a reconciliation to the nearest IFRS measure is not applicable.

Measure	Description
AUMAs
AUMAs comprises both assets under management (AUMs) and assets under administration (AUAs) serviced through the Private Banking segment. AUMs comprise assets where the investment management is undertaken by Private Banking on behalf of Private Banking, Retail Banking and Commercial & Institutional customers.

AUAs comprise i) third party assets held on an execution-only basis in custody by Private Banking, Retail Banking and Commercial & Institutional for their customers, for which the execution services are supported by Private Banking, and for which Private Banking receives a fee for providing investment management and execution services to Retail Banking and Commercial & Institutional business segments ii) AUA of Cushon, acquired on 1 June 2023, which are supported by Private Banking and held and managed by third parties.

This measure is tracked and reported as the amount of funds that we manage or administer, and directly impacts the level of investment income that we receive.

AUMA net flows
AUMA net flows represents assets under management and assets under administration.

AUMA net flows is reported and tracked to monitor the business performance of new business inflows and management of existing client withdrawals across Private Banking, Retail Banking and Commercial & Institutional.

Climate and sustainable funding and financing
The climate and sustainable funding and financing metric is used by NatWest Group to measure the level of support it provides customers, through lending products and underwriting activities, to help in their transition towards a net zero, climate resilient and sustainable economy. We have a target to provide £100 billion of climate and sustainable funding and financing between the 1 July 2021 and the end of 2025. As part of this, we aim to provide at least £10 billion in lending for residential properties with EPC ratings A and B between 1 January 2023 and the end of 2025.

Loan impairment rate	Loan impairment rate is the annualised loan impairment charge divided by gross customer loans. This measure is used to assess the credit quality of the loan book.
Third party rates
Third party customer asset rate is calculated as annualised interest receivable on third-party loans to customers as a percentage of third-party loans to customers. This excludes assets of disposal groups, intragroup items, loans to banks and liquid asset portfolios. Third party customer funding rate reflects interest payable or receivable on third-party customer deposits, including interest bearing and non- interest bearing customer deposits. Intragroup items, bank deposits, debt securities in issue and subordinated liabilities are excluded for customer funding rate calculation.

Wholesale funding
Wholesale funding comprises deposits by banks (excluding repos), debt securities in issue and subordinated liabilities. Funding risk is the risk of not maintaining a diversified, stable and cost-effective funding base. The disclosure of wholesale funding highlights the extent of our diversification and how we mitigate funding risk.

Legal Entity Identifier: 2138005O9XJIJN4JPN90

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NatWest Group plc (Registrant)

Date:	14 February 2025	By:	/s/ Mark Stevens

		Name:	Mark Stevens
		Title:	Assistant Secretary